As filed with the Securities and Exchange Commission on September 1, 2017

File No. 000-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TCW DIRECT LENDING VII LLC

(Exact name of registrant as specified in charter)

Delaware	82-2252672
(State or other jurisdiction of incorporation or registration)	(I.R.S. Employer Identification No.)

200 Clarendon Street, 51st Floor Boston, Massachusetts	02116
(Address of principal executive offices)	(Zip Code)

(617) 936-2275

(Registrant’s telephone number, including area code)

with copies to:

Meredith Jackson, Esq. Executive Vice President and General Counsel The TCW Group, Inc. 865 South Figueroa Street Los Angeles, California 90017 (213) 244-0896 (213) 244-0491 (fax)	William G. Farrar Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498 (212) 558-4000 (212) 558-3588 (fax)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Limited Liability Company Units

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

TCW Direct Lending VII LLC is filing this registration statement on Form 10 (this “Registration Statement”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), on a voluntary basis to permit it to file an election to be regulated as a business development company (a “BDC”), under the Investment Company Act of 1940, as amended (the “1940 Act”). In this Registration Statement, each of the “Company,” “we,” “us,” and “our” refers to TCW Direct Lending VII LLC and the “Adviser” refers to TCW Asset Management Company LLC, unless otherwise specified.

Once this Registration Statement has been deemed effective, we will be subject to the requirements of Section 13(a) of the 1934 Act, including the rules and regulations promulgated thereunder, which will require us, among other things, to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the 1934 Act applicable to issuers filing registration statements pursuant to Section 12(g) of the 1934 Act.

In connection with the foregoing, we will file an election to be regulated as a BDC under the 1940 Act. Upon filing of such election, we will become subject to the 1940 Act requirements applicable to BDCs.

FORWARD-LOOKING STATEMENTS

This Registration Statement contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and are difficult to predict, that could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements including, without limitation:

•	an economic downturn could impair our portfolio companies’ ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies;

•	a contraction of available credit could impair our lending and investment activities;

•	interest rate volatility could adversely affect our results, particularly if we elect to use leverage as part of our investment strategy;

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•	the ability of our portfolio companies to achieve their objectives;

•	competition with other entities and our affiliates for investment opportunities;

•	an inability to replicate the historical success of any previously launched fund managed by the direct lending team of the Adviser;

•	the speculative and illiquid nature of our investments;

•	the use of borrowed money to finance a portion of our investments;

•	the adequacy of our financing sources and working capital;

•	the costs associated with being a public entity;

•	the loss of key personnel;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of the Adviser to locate suitable investments for us and to monitor and administer our investments;

•	the ability of The TCW Group, Inc. to attract and retain highly talented professionals that can provide services to the Adviser and Administrator;

•	our ability to qualify and maintain our qualification as a regulated investment company, or “RIC,” under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and as a BDC;

•	the effect of legal, tax and regulatory changes; and

•	the other risks, uncertainties and other factors we identify under “Item 1A. Risk Factors” and elsewhere in this Registration Statement.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, some of those assumptions are based on the work of third parties and any of those assumptions could prove to be inaccurate; as a result, the forward-looking statements based on those assumptions also could prove to be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Registration Statement should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in the section entitled “Item 1A. Risk Factors” and elsewhere in this Registration Statement. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. We do not undertake any obligation to update or revise any forward-looking statements or any other information contained herein, except as required by applicable law. The safe harbor provisions of Section 21E of the 1934 Act, which preclude civil liability for certain forward-looking statements, do not apply to the forward-looking statements in this Registration Statement because we are an investment company.

ITEM 1. BUSINESS.

(a) General Development of Business

We were formed on May 23, 2017 as a limited liability company under the laws of the State of Delaware. We expect to conduct a private offering of our common limited liability company units (the “Units”) to investors in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

We anticipate commencing our loan origination and investment activities on the date we issue Units to persons not affiliated with the Adviser, which we refer to as the “Initial Closing Date.” We expect the Initial Closing Date to occur in the fourth quarter of 2017.

Following the Initial Closing Date, we will file an election to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a BDC and a RIC, we are required to comply with certain regulatory requirements. See “Item 1(c). Description of Business—Regulation as a Business Development Company” and “Item 1(c). Description of Business—Certain U.S. Federal Income Tax Consequences.”

We are a direct lending investment company that will seek to generate attractive risk-adjusted returns primarily through direct investments in senior secured loans to middle market companies or other issuers. We will be managed by the direct lending team of the Adviser (the “Direct Lending Team”), a group of investment professionals that will use the same investment strategy employed by the Direct Lending Team over the past 16 years.

Although we will be primarily focused on investing in senior secured debt obligations, there may be occasions where our investments may be unsecured. We may also consider making an equity investment, in combination with a debt investment. Our investments will mostly be made in portfolio companies formed as corporations, partnerships and other business entities. Our typical investment commitment is expected to be between $25 million and $150 million. We currently expect to focus on portfolio companies in a variety of industries. While we intend to focus on investments in middle market companies, we may invest in larger or smaller companies. See “Item 2. Financial Information—Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We will consider financings for many different purposes, including corporate acquisitions, growth opportunities, liquidity needs, rescue situations, recapitalizations, debtor-in-possession (“DIP”) loans, bridge loans and Chapter 11 exits.

The issuers in which we intend to invest will typically be highly leveraged, and, in most cases, these investments will not be rated by any rating agency. If these investments were rated, we believe that they would likely receive a rating from a nationally recognized statistical rating organization of below investment grade, which is often referred to as “junk.” Exposure to below investment grade securities involves certain risks, and those securities are viewed as speculative with respect to the issuer’s capacity to pay interest and repay principal.

Because we intend to qualify as a RIC under the Code, our portfolio will be subject to diversification and other requirements. See “—Certain U.S. Federal Income Tax Consequences.” In addition to those diversification requirements, we will not invest more than 10% of investors’ aggregate capital commitments to us through the Units (the “Commitments”) in any single portfolio company.

We may borrow money from time to time, but do not intend to exceed a 1:1 debt-to-equity ratio, or such other maximum amount as may be permitted by applicable law. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of preferred units issued by the Company (the “Preferred Units”) to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred units would be borne by the holders of the Units (each, a “Unitholder”). See “Item 1A. Risk Factors—Borrowing Money.”

(b) Financial Information about Industry Segments

Our operations comprise only a single reportable segment. See “Item 2. Financial Information.”

(c) Description of Business

The Adviser

Our investment activities will be managed by the Adviser. Subject to the overall supervision of our board of directors, the Adviser will manage our day-to-day operations and provide investment advisory and management services to us pursuant to the investment management and advisory agreement (the “Advisory Agreement”) by and between the Adviser and us.

The Adviser is a Delaware limited liability company registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and has been since 1970. The Adviser is a wholly owned subsidiary of The TCW Group, Inc. (the “TCW Group”) and together with its affiliated companies (collectively, “TCW”) manages or has committed to manage approximately $196.9 billion of assets as of June 30, 2017. Such assets are managed in various formats, including managed accounts, funds, structured products and other investment vehicles, including Regiment Capital Special Situations Fund V, L.P. (together with its four predecessor funds, TCW Direct Lending LLC and the Company, the “Direct Lending Funds”).

The Adviser is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis.

The Direct Lending Team

The Direct Lending Team joined the TCW Group in December 2012. The Direct Lending Team was previously with Regiment Capital Advisors, LP, an independent investment manager based in Boston, Massachusetts. The Direct Lending Team is launching the Company as its seventh Direct Lending Fund. The Direct Lending Team is led by Richard Miller and currently includes a group of seventeen investment professionals who have substantial investing, corporate finance, and merger and acquisition expertise and also significant experience in leveraged transactions, high yield financings and restructurings. We will employ the investment approach and strategy the Direct Lending Team developed and implemented over the past 16 years of investing in the middle markets. The investment approach of the Direct Lending Team is primarily to originate and invest in loans to middle market companies and generally focuses on the following:

•	Investing in adjustable-rate, senior secured investment opportunities;

•	Maintaining a principal preservation/absolute return focus;

•	Investing capital in a disciplined manner with an eye towards finding opportunities in both positive and negative markets, without attempting to time markets; and

•	Evaluating investment opportunities on a risk-adjusted return basis.

The Direct Lending Team will apply its investment philosophy, strategy and approach to the management of our portfolio. The conditions of the economy or capital markets will not be used as an absolute indicator of the relative attractiveness of an investment opportunity considered for us. Rather, the investment must provide for adequate return relative to the risk assumed, regardless of the economic or capital market environment.

The Direct Lending Team’s Investment Committee

The Direct Lending Team’s investment committee (the “Investment Committee”) evaluates and approves all investments by the Adviser. The Investment Committee process is intended to bring the diverse experiences and perspectives of the committee members to the analysis and consideration of every investment. The Investment Committee determines appropriate investment sizing, structure, pricing, and ongoing monitoring requirements for each investment, thus serving to provide investment consistency and adherence to the Adviser’s investment philosophies and policies. In addition to reviewing investments, the Investment Committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are also reviewed on a regular basis. The team’s investment professionals are encouraged to share information and views on credits with the Investment Committee early in their analysis. This process improves the quality of the analysis and enables the investment team members to work more efficiently. Each proposed transaction is presented to the Investment Committee for consideration in a formal written report. Each of our new investments, and the disposition or sale of each existing investment, must be approved by the Investment Committee.

The Adviser will keep our board of directors well informed as to the identity and title of each member of its Investment Committee and provide to the board of directors such other information with respect to such persons and the functioning of the Investment Committee and the Direct Lending Team as the board of directors may from time to time request.

The Investment Committee will initially be composed of four members of the Direct Lending Team, three of whom will be recurring members. The fourth member will be a rotating member, who will be appointed on a transaction-by-transaction basis. The three recurring members of the Investment Committee are Richard T. Miller, Suzanne Grosso and James S. Bold. The fourth member of the Investment Committee will be appointed by Mr. Miller (or his successor) at his sole discretion with respect to each proposed investment. All three recurring members of the Investment Committee, together with Kyle O’Neill, are referred to as “Key Persons” of the Company.

We expect to use the expertise of the members of the Investment Committee/Key Persons (including Mr. Miller, Ms. Grosso, Mr. Bold and Mr. O’Neill), and the Direct Lending Team to assess investment risks and determine appropriate pricing for our investments. In addition, we expect that the relationships developed by the Direct Lending Team will enable us to learn about, and compete effectively for, financing opportunities with attractive middle market companies. For additional information concerning the competitive risks we face, see “Item 1A. Risk Factors—Competition for Investment Opportunities.”

Investment Management and Advisory Agreement

Pursuant to the Advisory Agreement, the Adviser will:

•	determine the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identify, evaluate and negotiate the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•	determine the assets we will originate, purchase, retain or sell;

•	close, monitor and administer the investments we make, including the exercise of any rights in our capacity as a lender; and

•	provide us such other investment advice, research and related services as we may, from time to time, require.

The Adviser’s services under the Advisory Agreement are not exclusive, and the Adviser is free to furnish similar or other services to others so long as its services to us are not impaired. Under the Advisory Agreement, the Adviser will receive a management fee and an incentive fee from us as described below.

The Advisory Agreement will be approved by our board of directors at the initial board meeting. Unless earlier terminated as described below, the Advisory Agreement will remain in effect for a period of two years from its effective date and will remain in effect from year to year thereafter if approved annually by (i) the vote of our board of directors, or by the vote of a majority of our outstanding voting securities, and (ii) the vote of a majority of our directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Company, the Adviser or any of their respective affiliates (the “Independent Directors”). The Advisory Agreement will automatically terminate in the event of an assignment by the Adviser. The Advisory Agreement may be terminated by either party, or by a vote of the majority of our outstanding voting units or, if less, such lower percentage as required by the 1940 Act, without penalty upon not less than 60 days’ prior written notice to the applicable party. If the Advisory Agreement is terminated according to this paragraph, we will pay the Adviser a pro-rated portion of the Management Fee and Incentive Fee (each as defined below). See “Item 1A. Risk Factors—Dependence on Key Personnel and Other Management.”

The Adviser will not assume any responsibility to us other than to render the services described in, and on the terms of, the Advisory Agreement, and will not be responsible for any action of our board of directors in declining to follow the advice or recommendations of the Adviser. Under the terms of the Advisory Agreement, the Adviser (and its members, managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it) and any person who otherwise serves at the request of the board of directors on our behalf (in each case, an “Indemnitee”) will not, in the absence of its own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Indemnitee’s respective position, be liable to us or to our investors for (a) any mistake in judgment, (b) any act performed or omission made by it or (c) losses due to the mistake, action, inaction or negligence of our other agents.

We will indemnify each Indemnitee for any loss, damage or expense incurred by such Indemnitee on our behalf or in furtherance of the interests of our investors or otherwise arising out of or in connection with the Company, except for losses arising from such Indemnitee’s own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Indemnitee’s position or losses due to a violation of an applicable law or regulation by the Indemnitee or arising from the Indemnitee defending an actual or threatened claim, action, suit or proceeding against the Indemnitee brought or initiated by the Company, the board of directors of the Company and/or the Adviser (or brought or initiated by the Indemnitee against the Company, the board of directors of the Company and/or the Adviser). If we do not have sufficient available funds to satisfy such an indemnification liability or obligation and each Unitholder has already made aggregate contributions pursuant to drawdowns equal to such Unitholder’s Commitment plus amounts that can be recalled as described below in “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters—Recallable Amounts,” then we may require that each Unitholder return distributions we have previously made to such Unitholder to satisfy its proportionate share of the shortfall; provided, however, that no Unitholder shall be required to return an aggregate amount in excess of the lesser of the aggregate amount of distributions we have made to such Unitholder and 25% of such Unitholder’s aggregate Commitment or to return amounts distributed to the Unitholder more than three years prior to the date the Unitholder is informed of a potential indemnification claim.

U.S. federal and state securities laws may impose liability under certain circumstances on persons who act in good faith. Nothing in the Advisory Agreement will constitute a waiver or limitation of any rights that we may have under any applicable federal or state securities laws.

Management Fee

We will pay to the Adviser, quarterly in arrears, a management fee (the “Management Fee”) calculated as follows: 0.375% (i.e., 1.50% per annum) of the average gross assets of the Company on a consolidated basis, with the average determined based on the gross assets of the Company as of the end of the three most recently completed calendar months. “Gross assets” means the amortized cost of our portfolio investments (including portfolio investments purchased with borrowed funds and other forms of leverage, such as preferred units, public and private debt issuances, derivative instruments, repurchase agreements and other similar instruments or arrangements) that have not been sold, distributed to members, or written off for tax purposes (but reduced by any portion of such cost basis that has been written down to reflect a permanent impairment of value of any portfolio investment), and excluding cash and cash equivalents. The Management Fee for any partial month or quarter will be appropriately pro-rated. While the Management Fee will accrue from the Initial Closing Date, the Adviser intends to defer payment of such fee to the extent that such fee is greater than the aggregate amount of interest and fee income earned by the Company.

Incentive Fee

In addition, the Adviser will receive an incentive fee (the “Incentive Fee”) as follows:

(a)	First, no Incentive Fee will be owed until the Unitholders have collectively received cumulative distributions equal to their aggregate capital contributions in respect of all Units;

(b)	Second, no Incentive Fee will be owed until the Unitholders have collectively received cumulative distributions equal to an 9% internal rate of return on their aggregate capital contributions in respect of all Units (the “Hurdle”);

(c)	Third, the Adviser will be entitled to an Incentive Fee out of 100% of additional amounts otherwise distributable to Unitholders until such time as the Incentive Fee paid to the Adviser is equal to 20% of the sum of (i) the amount by which the Hurdle exceeds the aggregate capital contributions of the Unitholders in respect of all Units and (ii) the amount of Incentive Fee being paid to the Adviser pursuant to this clause (c); and

(d)	Thereafter, the Adviser will be entitled to an Incentive Fee equal to 20% of additional amounts otherwise distributable to Unitholders, with the remaining 80% distributed to the Unitholders.

The Incentive Fee will be calculated on a cumulative basis and the amount of the Incentive Fee payable in connection with any distribution (or deemed distribution) will be determined and, if applicable, paid in accordance with the foregoing formula each time amounts are to be distributed to the Unitholders.

If the Advisory Agreement terminates early for any reason other than (i) the Adviser voluntarily terminating the agreement or (ii) our terminating the agreement for cause (as set out in the Advisory Agreement), we will be required to pay the Adviser a final incentive fee payment (the “Final Incentive Fee Payment”). The Final Incentive Fee Payment will be calculated as of the date the Advisory Agreement is so terminated and will equal the amount of Incentive Fee that would be payable to the Adviser if (A) all our investments were liquidated for their current value (but without taking into account any unrealized appreciation of any portfolio investment), and any unamortized deferred portfolio investment-related fees were deemed accelerated, (B) the proceeds from such liquidation were used to pay all our outstanding liabilities, and (C) the remainder were distributed to Unitholders and paid as Incentive Fee in accordance with the “waterfall” (i.e., clauses (a) through (d)) described above for determining the amount of the Incentive Fee. We will make the Final Incentive Fee Payment in cash on or immediately following the date the Advisory Agreement is so terminated. The Adviser Return Obligation (defined below) will not apply in connection with a Final Incentive Fee Payment.

In connection with a Reorganization described below in “The Private Offering—Investor Optionality; Potential Reorganization” an Incentive Fee is expected to be payable by us (the “Reorganization Incentive Fee”). The Reorganization Incentive Fee will be calculated as of the Reorganization Date and will equal the amount of Incentive Fee that would be payable to the Adviser if (A) all our investments were liquidated for their current value (but without taking into account any unrealized appreciation of any portfolio investment), and any unamortized deferred portfolio investment-related fees were deemed accelerated, (B) the proceeds from such liquidation were used to pay all our outstanding liabilities, and (C) the remainder were distributed to Unitholders and paid as Incentive Fee in accordance with the “waterfall” (i.e., clauses (a) through (d)) described above for determining the amount of the Incentive Fee.

Adviser Return Obligation

After we have made our final distribution of assets in connection with our dissolution, if the Adviser has received aggregate payments of Incentive Fees in excess of the amount the Adviser was entitled to receive pursuant to “Incentive Fee” above, then the Adviser will return to us, on or before 90 days after such final distribution of assets, an amount equal to such excess (the “Adviser Return Obligation”). Notwithstanding the preceding sentence, in no event will the Adviser be required to return to us an amount greater than the aggregate Incentive Fees paid to the Adviser, reduced by the excess of (a) the aggregate federal, state and local income tax liability the Adviser incurred in connection with the payment of such Incentive Fees, over (b) an amount equal to the U.S. federal and state tax benefits available to the Adviser by virtue of the payment made by the Adviser pursuant to its Adviser Return Obligation.

Administration Agreement

We will enter into an administration agreement (the “Administration Agreement”) with TCW Asset Management Company LLC (the “Administrator”) under which the Administrator (or one or more delegated service providers) will furnish us with office facilities and equipment, and clerical, bookkeeping and record keeping services. Pursuant to the Administration Agreement, the Administrator (or one or more delegated service providers) will oversee the maintenance of our financial records and otherwise assist with our compliance with BDC and RIC rules, monitor the payment of our expenses, oversee the performance of administrative and professional services rendered to us by others, be responsible for the financial and other records that we are required to maintain, prepare and disseminate reports to our Unitholders and reports and other materials to be filed with the SEC or other regulators, assist us in determining and publishing (as necessary or appropriate) our net asset value, oversee the preparation and filing of our tax returns, generally oversee the payment of our expenses and provide such other services as the Administrator, subject to review of our board of directors, shall from time to time determine to be necessary or useful to perform its obligations under the Administration Agreement.

Payments under the Administration Agreement will be equal to an amount that reimburses the Administrator for the costs and expenses incurred by the Administrator in performing its obligations and providing personnel and facilities under the Administration Agreement. Amounts paid pursuant to the Administration Agreement will be subject to a cap on organization and offering expenses and a cap on Company Expenses. The costs and expenses paid by the Company and the applicable caps on certain costs and expenses are described below under “Expenses” below.

The Administration Agreement will provide that neither the Administrator, nor any director, officer, agent or employee of the Administrator, shall be liable or responsible to us or any of our Unitholders for any error of judgment, mistake of law or any loss arising out of any investment, or for any other act or omission in the performance by such person or persons of their respective duties, except for liability resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of their respective duties. We will also indemnify the Administrator and its members, managers, officers, employees, agents, controlling persons and any other person or entity affiliated with it.

Expenses

We, and indirectly our Unitholders, will bear all costs, expenses and liabilities, other than Adviser Operating Expenses (which shall be borne by the Adviser), in connection with our organization, operations, administration and transactions (“Company Expenses”). Company Expenses shall include, without limitation: (a) organizational expenses and expenses associated with the issuance of the Units; (b) expenses of calculating our net asset value (including the cost and expenses of any independent valuation firm); (c) fees payable to third parties, including agents, consultants, attorneys or other advisors, relating to, or associated with, evaluating and making investments; (d) expenses incurred by the Adviser or the Administrator payable to third parties, including agents, consultants, attorneys or other advisors, relating to or associated with monitoring our financial and legal affairs, providing administrative services, monitoring or administering our investments and performing due diligence reviews of prospective investments and the corresponding portfolio companies; (e) costs associated with our reporting and compliance obligations under the 1940 Act, the 1934 Act and other applicable federal or state securities laws; (f) fees and expenses incurred in connection with debt incurred to finance our investments or operations, and payment of interest and repayment of principal on such debt; (g) expenses related to sales and purchases of Units and other securities; (h) Management Fees and Incentive Fees; (i) administrator fees, if any, payable under the Administration Agreement; (j) transfer agent, sub-administrator and custodial fees; (k) expenses relating to the issue, repurchase and transfer of Units to the extent not borne by the relevant transferring Unitholders and/or assignees; (l) federal and state registration fees; (m) federal, state and local taxes and other governmental charges assessed against us; (n) independent directors’ fees and expenses and the costs associated with convening a meeting of our board of directors or any committee thereof; (o) fees and expenses and the costs associated with convening a meeting of the Unitholders or holders of any Preferred Units, as well as the compensation of an investor relations professional responsible for the coordination and administration of the foregoing; (p) costs of any reports, proxy statements or other notices to Unitholders, including printing and mailing costs; (q) costs and expenses related to the preparation of our financial statements and tax returns; (r) our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; (s) direct costs and expenses of administration, including printing, mailing, long distance telephone, and copying; (t) independent auditors and outside legal costs, including legal costs associated with any requests for exemptive relief, “no-action” positions or other guidance sought from a regulator, pertaining to us; (u) compensation of other personnel (including employees and secretarial and other staff of the Administrator) to the extent they are devoted to preparing our financial statements or tax returns or providing similar “back office” financial services to us; (v) Adviser costs and expenses (excluding travel) in connection with identifying and investigating investment opportunities for us, monitoring our investments and disposing of any such investments; (w) portfolio risk management costs; (x) commissions or brokerage fees or similar charges incurred in connection with the purchase or sale of securities (including merger fees); (y) costs and expenses attributable to normal and extraordinary investment banking, commercial banking, accounting, auditing, appraisal, valuation, administrative agent activities, custodial and registration services provided to us, including in each case services with respect to the proposed purchase or sale of securities by us that are not reimbursed by the issuer of such securities or others (whether or not such purchase or sale is consummated); (z) costs of amending, restating or modifying our operating agreement (the “LLC Agreement”) or Advisory Agreement or related documents of us or related entities; (aa) fees, costs, and expenses incurred in connection with any restructuring, initial public offering or reorganization of the Company or related entities, the termination, liquidation or dissolution of the Company or related entities, or the required redemption of all or substantially all outstanding Units (including the fees and expenses associated with any such transaction), except that all fees, costs and expenses incurred in connection with any Reorganization (as described under “The Private Offering—Investor Optionality; Potential Reorganization”) will be borne appropriately by the Company, the Extension Fund, the Public Fund and the Liquidating Company, as the case may be (and indirectly by the holders of interests in each such company); (bb) fees that may apply in connection with the listing of the Units or securities of a successor on a national securities exchange; and (cc) all other properly and reasonably chargeable expenses incurred by the Company or the Administrator in connection with administering our business.

However, we will not bear (a) more than an amount equal to 10 basis points of our aggregate Commitments for organizational expenses and offering expenses in connection with the offering of Units through the Closing Period (see “The Private Offering—Closing Period”) and (b) more than an amount equal to 12.5 basis points of our aggregate Commitments computed annually for Company Expenses; provided, that, any amount by which actual annual expenses in (b) exceed the 12.5 basis point limit, and any amount by which actual annual expenses in (b) fall below the 12.5 basis point limit, shall be carried over to the next year, without limitation, as either additional expense or additional capacity under the 12.5 basis point limit, respectively, until the earlier of the Reorganization or the dissolution of the Company, with any partial year assessed on a pro rata basis; and provided, further, that in determining the Company Expenses subject to the 12.5 basis point limit in (b), the following expenses shall be excluded and shall be borne by us as incurred without regard to the 12.5 basis point limit in (b): the Management Fee, the Incentive Fee, organizational and offering expenses (which are subject to the separate cap), amounts incurred in connection with our borrowings (including interest, bank fees, legal fees and other transactional expenses arising out of or related to any borrowing or borrowing facility and similar costs), transfer agent fees, federal, state and local taxes and other governmental charges assessed against us, expenses of calculating our net asset value (including the cost and expenses of any independent valuation firm engaged for that purpose and the costs and expenses of the valuation of our portfolio investments performed by our independent auditors in order to comply with applicable Public Company Accounting Oversight Board standards), costs and expenses incurred in connection with arranging or structuring investments and their ongoing operations (including expenses and liabilities related to the formation and ongoing operations of any special purpose entity or entities in connection with an investment), legal costs associated with any requests for exemptive relief, “no-action” positions or other guidance sought from a regulator pertaining to us, costs and expenses relating to any Reorganization or liquidation of the Company, and any extraordinary expenses (such as litigation expenses and indemnification payments).

“Adviser Operating Expenses” means overhead and operating and administrative expenses incurred by or on behalf of the Adviser or any of its affiliates, including us, in connection with maintaining and operating the Adviser’s office, including salaries and other compensation (including compensation due to its officers), rent, routine office equipment expense and liability and insurance premiums (other than those incurred in maintaining fidelity bonds and Indemnitee insurance policies), in furtherance of providing supervisory investment management services for us.

All Adviser Operating Expenses and all our expenses that we will not bear, as set forth above, will be borne by the Adviser or its affiliates.

Employees

We do not currently have any employees and do not expect to have any employees. Services necessary for our business will be provided through the Administration Agreement and the Advisory Agreement. Each of our executive officers described under “Item 5. Directors and Executive Officers” will be an employee of the Adviser.

License Agreement

We will enter into a license agreement (the “License Agreement”) with an affiliate of the Adviser, pursuant to which we will be granted a non-exclusive license to use the name “TCW”. Under the License Agreement, we will have a right to use the “TCW” name and logo for so long as the Adviser or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the “TCW” name or logo.

Competition

We will compete for investments with a number of business development companies and other investment funds (including private equity funds and venture capital funds), special purpose acquisition company sponsors, investment banks that underwrite initial public offerings, hedge funds that invest in private investments in public equities, traditional financial services companies such as commercial banks, and other sources of financing. Many of these entities have greater financial and managerial resources than we do. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act and the Code will impose on us as a BDC and a RIC.

Derivatives

We do not expect derivatives to be a significant component of our investment strategy. We retain the flexibility, however, to utilize hedging techniques, such as interest rate swaps, to mitigate potential interest rate risk on our indebtedness. Such interest rate swaps would principally be used to protect us against higher costs on our indebtedness resulting from increases in both short-term and long-term interest rates.

We also may use various hedging and other risk management strategies to seek to manage additional risks, including changes in currency exchange rates and market interest rates. Such hedging strategies would be utilized to seek to protect the value of our portfolio investments, for example, against foreign currency fluctuations vis-à-vis the U.S. Dollar or possible adverse changes in the market value of securities held in our portfolio.

Emerging Growth Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. Although we have not made a determination whether to take advantage of any or all of these exemptions, we expect to remain an emerging growth company for up to five years following the completion of any initial public offering by us or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the 1934 Act which would occur if the market value of our Units that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 calendar months or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt securities during the preceding three-year period. In addition, we may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

The Private Offering

In connection with its subscription for Units, each of our investors will make a Commitment to us and will receive one Unit for every one hundred dollars of such investor’s accepted Commitment (for example, an investor making a Commitment of $200 million would be issued two million Units). Each Unit will be issued for a purchase price of $0.01 per Unit (the “Original Issuance Price”) and will obligate the Unitholder to make additional future capital contributions of $99.99. The amount that remains to be drawn down with respect to a Unit is referred to as that Unit’s “Undrawn Commitment.” The minimum Commitment by an investor will be $10 million (i.e., 100,000 Units), although Commitments of lesser amounts may be accepted at our discretion.

Each investor will be required to enter into a subscription agreement in connection with its Commitment (a “Subscription Agreement”). The Subscription Agreement sets forth, among other things, the terms and conditions upon which the investors will purchase Units, the circumstances under which we may draw down capital from investors, certain covenants that all investors must agree to, and the remedies available to us in the event that an investor defaults on its obligation to make capital contributions. In addition, the Subscription Agreement includes an Investor Suitability Questionnaire designed to ensure that all investors are “qualified purchasers” as defined in the 1940 Act, and also are either (i) “accredited investors,” as defined in Rule 501 of Regulation D under the Securities Act, or (ii) in the case of Units sold outside the United States, persons that are not “U.S. persons” in accordance with Regulation S under the Securities Act.

While we expect each Subscription Agreement to reflect the terms and conditions summarized in the preceding paragraph, we reserve the right to enter into Subscription Agreements that contain terms and conditions not found in the Subscription Agreements entered into with other investors, subject to applicable law. No Unitholder will be granted, in its Subscription Agreement, the right to invest in Units on more favorable economic terms and conditions than other Unitholders.

Closing Period

The first date on which we will accept Subscription Agreements and issue Units to persons not affiliated with the Adviser is referred to as the “Initial Closing Date.” Although we expect to receive Subscription Agreements beginning shortly after the effective date of this Registration Statement, we do not expect the Initial Closing Date to occur until the fourth quarter of 2017.

After the Initial Closing Date, we expect to hold a limited number of additional closings at which we will issue Units. We expect the additional closings to occur during the 180-day period following the Initial Closing Date and that the period during which Units are being offered (the “Closing Period”) will terminate upon the six-month anniversary of the Initial Closing Date; provided, that, the Adviser may, in its sole discretion, extend the Closing Period for not more than an additional three months. Each investor participating in a closing following the Initial Closing Date (a “Later-Closing Investor”) will be issued Units in exchange for the Original Issuance Price and will be required to contribute to us in respect of each Unit newly issued to such investor:

(i)	an amount equal to the amount of any additional capital contributions we had previously drawn down with respect to a Unit issued on the Initial Closing Date (a “True-Up Contribution”);

(ii)	an amount equal to any increase in the net asset value (as reflected in our books and records) of a Unit issued on the Initial Closing Date through the closing date for the newly issued Unit, excluding any increase in net asset value attributable to additional capital contributions made by the applicable Unitholder or decrease attributable to distributions of True-Up Contributions as described in the paragraph below (an “Earnings Balancing Contribution”); and

(iii)	an amount equivalent to interest at a rate of 2.0% per annum on the True-Up Contribution for such newly issued Unit, calculated for the period from the Initial Closing Date to the closing date for such newly issued Unit (a “Late-Closer Contribution”).

True-Up Contributions will be retained by us and used for any purpose of the Company. If at any time we determine that because of the True-Up Contributions we have excess cash on hand, we may distribute that excess cash among all the Unitholders pro rata based on the number of Units held by each. Any distribution of True-Up Contributions will be treated as a return of previously made capital contributions in respect of the Units and, consequently, will correspondingly increase the Undrawn Commitment of the Units.

Earnings Balancing Contributions will not reduce the Undrawn Commitment of the associated Units and will not be treated as capital contributions for purposes of calculating the Incentive Fee. Earnings Balancing Contributions received by us will not be treated as amounts distributed to Unitholders for purposes of calculating the Incentive Fee.

Late-Closer Contributions will not reduce the Undrawn Commitment of the associated Units and will not be treated as capital contributions for purposes of calculating the Incentive Fee. Late-Closer Contributions made with respect to Units that are issued on a particular closing date will be specially distributed to the Unitholders who were issued Units prior to such closing date pro rata based on the number of Units held by such Unitholders immediately prior to such closing date. The special distribution of Late-Closer Contributions will not be treated as an amount distributed to the Unitholders for purposes of calculating the Incentive Fee.

Commitment Period

The “Commitment Period” of the Company will begin on the Initial Closing Date and end three years from the later of (a) the Initial Closing Date and (b) the date on which the Company first completes an investment; provided, however, that the Commitment Period is subject to termination upon the occurrence and continuance of a Key Person Event, as described below. After the expiration of the Commitment Period, Unitholders will be released from any further obligation with respect to their Undrawn Commitments, except as described under “Item 11. Description of Registrant’s Securities to be Registered— Delaware Law and Certain Limited Liability Company Agreement Provisions—Capital Call Mechanics.”

A “Key Person Event” will occur if, during the Commitment Period, (i) Mr. Miller and one or more of Ms. Grosso, Mr. O’Neill or Mr. Bold (each of such four persons, a “Key Person”) fail to devote substantially all of his or her business time to the investment activities of the Company, the prior funds, any successor funds and any fund(s) managed by the Adviser or an affiliate of the Adviser that co-invest or potentially co-invest with the Company, on a combined basis (together, the “Related Entities”); or (ii) Ms. Grosso, Mr. O’Neill and Mr. Bold all fail to devote substantially all of his or her business time to the investment activities of the Company and the Related Entities, in each case other than as a result of a temporary disability; provided, that, if a replacement has been approved as described in the paragraph below, such replacement shall be specifically designated to take the place of one of the above-named individuals and the definition of “Key Person Event” will be amended to take into account such successor. Upon the occurrence of a Key Person Event, and in the event that the Adviser fails to replace the above-referenced individuals in the manner contemplated by the last sentence of this paragraph, the Commitment Period shall be automatically terminated upon such Key Person Event. The Commitment Period will be re-instated upon the vote or written consent of 66 2/3% in interest of the Unitholders. The Adviser is permitted at any time to replace any person designated above with a senior professional (including a Key Person) selected by the Adviser, provided, that, such replacement has either been approved by a majority of the Independent Directors or by a majority of the Unitholders (in which case, the approved substitute will be a Key Person in lieu of the person replaced). If such replacement(s) end the occurrence of a Key Person Event, the Commitment Period will automatically be reinstated.

Investor Optionality; Potential Reorganization

At any time after the second anniversary of the Initial Closing Date (or, if earlier, the date on which the Undrawn Commitment of each Unit has been reduced to zero), subject to applicable law and the discretion of our board of directors, we may seek to initiate a transaction (the “Reorganization,” and the date upon which the Reorganization becomes effective, the “Reorganization Date”) intended to provide Unitholders different options with respect to their investment in the Company. The Reorganization may include one or more of the following: (i) offering Unitholders the option to own an interest in an entity (the “Liquidating Company”) that would make no new investments but instead would generally distribute the proceeds of its investments, as they are received, to its equity holders over time, such that it would likely substantially complete its liquidation within a reasonable period of time following the Reorganization Date; (ii) offering Unitholders the option to own an interest in an entity (the “Public Fund”) that would be a permanent, non-liquidating investment vehicle and elect to be treated as a BDC under the 1940 Act and a RIC under Subchapter M of the Code, and which may, among other things, seek to complete an initial public offering (“IPO”) of its common equity interests; and (iii) offering Unitholders the option to own an interest in an entity (the “Extension Fund” and, together with the Liquidating Company and the Public Fund, the “Reorganized Entities” and each, a “Reorganized Entity”) that would elect to be treated as a BDC under the 1940 Act and a RIC under Subchapter M of the Code and would generally operate as the Company is described to operate in this Registration Statement, but with an extended commitment period and term. Immediately following a Reorganization, each Reorganized Entity would hold an appropriate share of the assets and liabilities held by the Company immediately prior to the Reorganization. The Reorganization will not be completed prior to the end of the Company’s Commitment Period. If, in the sole discretion of our board of directors, the number of Units represented by elections to receive interests in either the Public Fund or the Extension Fund is too small, then our board of directors may choose not to proceed with the Reorganization, or the Reorganization may be effected without providing Unitholders the option to hold interests in either the Public Fund or the Extension Fund (as applicable). If either the Public Fund or the Extension Fund is not made available, any Unitholder that initially elected to receive interests of such entity will be offered an opportunity to make a new election between the available Reorganized Entities.

The extended commitment period of the Extension Fund will begin on the Reorganization Date and end two years from such date and the extended term will end on the sixth anniversary of the Reorganization Date. The Extension Fund may, among other things, seek to complete an IPO of its common equity interests, subject to shareholder and other necessary approvals, after the end of its commitment period.

The Reorganization may be effected in a number of different ways, and any transaction(s), if any, ultimately selected will depend upon applicable legal, tax and other relevant considerations at the time of the Reorganization. Among the possible structures that may be utilized to effect the Reorganization are the following: (A) Unitholders of the Company are offered an opportunity to elect (i) to exchange their Units for interests in one or more wholly owned subsidiaries of the Company or interests in one or more newly formed entities, each of which will become a Reorganized Entity and will hold an appropriate share of the assets and liabilities of the Company, or (ii) to retain their interests in the Company which will become a Reorganized Entity and will hold an appropriate share of the assets and liabilities of the Company; (B) the Company or a subsidiary thereof merges with one or more entities in a transaction or transactions resulting in Unitholders having the option to receive interests in any Reorganized Entity offered as part of the Reorganization; or (C) a structure yet to be determined that would be designed to result in Unitholders of the Company having the option to effectively exchange their interests in the Company for interests in any Reorganized Entity offered as part of the Reorganization. In order to effect any of these or other transactions to offer Unitholders optionality, we expect that we would, among other things, transfer a portion of the assets and liabilities of the Company to one or more separate entities (which may be wholly owned subsidiaries of the Company) that will become the Reorganized Entities, and thereafter provide Unitholders the opportunity to own interests in such new entities in exchange for all or some of their Units. The portion of assets and liabilities so transferred will be determined based on the portion of Unitholders that have elected to invest in each Reorganized Entity. Because the Adviser intends to manage each of the Public Fund and the Extension Fund, and may also manage the Liquidating Company, to the extent the 1940 Act continues to prohibit entities under common control from engaging in certain transactions at the time of the Reorganization, the Company will be required to obtain exemptive and/or no-action relief from the SEC in order to transfer assets to the Public Fund and the Extension Fund, and may require such relief to transfer assets to the Liquidating Company. It is possible that (i) our board of directors may elect to pursue a Reorganization with only two investment options, the Liquidating Company and either the Public Fund or the Extension Fund, and (ii) the Liquidating Company may be operated by one or more entities that are not affiliated with the Adviser, which may not raise the same issues under the 1940 Act. There can be no assurance that the Company will be able to obtain any required exemptive and/or no-action relief from the SEC or that our board of directors will authorize the Reorganization. If the Company does not obtain any required exemptive and/or no-action relief, or if our board of directors determines not to proceed with the Reorganization, then the Company will continue its operations in the manner otherwise set forth in this Registration Statement.

If we do obtain any required exemptive and/or no-action relief, or if it is determined that no such relief is necessary, our board of directors will make the determination as to if and when it is appropriate for us to undertake the Reorganization. Details of any proposed Reorganization will be provided to Unitholders in the event such a transaction is approved by our board of directors. We will not propose a Reorganization unless we have been advised by tax counsel or advisors to the effect that effecting the Reorganization will not have material adverse tax consequences for us and those investors that do not make an election in connection with the proposed Reorganization (i.e., those investors who receive default consideration on the Reorganization Date).

Regulation as a Business Development Company

We will be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters. In addition, a BDC must be organized for the purpose of investing in or lending primarily to private companies organized in the United States and making significant managerial assistance available to them.

As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. A majority of our board of directors must be persons who are not “interested persons,” as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our Unitholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of any such person’s office. As a BDC, we are currently also required to meet a minimum coverage ratio of the value of total assets to total senior securities, which include all of our borrowings and any Preferred Units.

As a BDC, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC unless authorized by vote of a majority of our outstanding voting securities, as required by the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company.

We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any investment company, invest more than 5% of the value of our total assets in the securities of one investment company, or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate. The portion of our portfolio invested in securities issued by investment companies ordinarily will subject the Unitholders to additional expenses.

We have no intention to, and are generally not able to, issue and sell our Units at a price below net asset value per Unit. We may, however, issue and sell our Units at a price below the then-current net asset value of our Units if our board of directors determines that such sale is in our best interests and the best interests of the Unitholders, and the Unitholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the market value of such securities. In addition, we may generally issue new Units at a price below net asset value in rights offerings to existing Unitholders, in payment of distributions and in certain other limited circumstances.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of the members of our board of directors who are not interested persons and, in some cases, prior approval by the SEC through an exemptive order (other than in certain limited situations pursuant to current regulatory guidance). The Adviser has obtained exemptive relief from the SEC that, subject to certain conditions and limitations, permits us and other funds advised by the Adviser or certain affiliates of the Adviser (referred to herein as “potential co-investment funds”) to engage in certain co-investment transactions. Under the exemptive relief, in the case where the interest in a particular investment opportunity exceeds the size of the opportunity, then the investment opportunity will be allocated among us and such potential co-investment funds based on capital available for investment, which generally will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the board or other governing body of the relevant fund or imposed by applicable laws, rules, regulations or interpretations. In situations where we cannot co-invest with other investment funds managed by the Adviser or an affiliate of the Adviser due to the restrictions contained in the 1940 Act that are not addressed by the exemptive relief or SEC guidance, the investment policies and procedures of the Adviser generally require that such opportunities be offered to us and such other investment funds on an alternating basis. There can be no assurance that we will be able to participate in all investment opportunities that are suitable for us.

We will be subject to periodic examination by the SEC for compliance with the 1940 Act.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any assets other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

•	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

•	is organized under the laws of, and has its principal place of business in, the United States;

•	is not an investment company (other than a small business investment company wholly owned by us) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

•	satisfies either of the following:

•	has a market capitalization of less than $250 million or does not have any class of securities listed on a national securities exchange; or

•	is controlled by a BDC or a group of companies including a BDC, the BDC actually exercises a controlling influence over the management or policies of the eligible portfolio company, and, as a result thereof, the BDC has an affiliated person who is a director of the eligible portfolio company.

•	Securities of any eligible portfolio company that we control.

•	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

•	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

•	Securities received in exchange for or distributed in connection with securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

•	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

A BDC must be operated for the purpose of making investments in the types of securities described under “Qualifying Assets” above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, the BDC will satisfy this test if one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does in fact provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which is referred to herein, collectively, as temporary investments, such that at least 70% of our assets are qualifying assets.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of Preferred Units senior to the Units, if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. While any Preferred Units or, in certain limited circumstances, debt securities are outstanding, we may be prohibited from making distributions to Unitholders or repurchasing Units unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for generally up to 60 days without regard to the 200% asset coverage requirement described above. Finally, (i) Preferred Units must have the same voting rights as the Units (one Unit, one vote), and (ii) holders of Preferred Units (the “Preferred Unitholders”) must have the right, as a class, to appoint two directors to the board of directors.

Code of Ethics

We will adopt, and the Adviser has adopted, a code of ethics of the Adviser (the “Code of Ethics”) pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain transactions by our personnel. The Code of Ethics generally contains restrictions on investments by our personnel in securities that we may purchase or hold. This information will be available at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the Code of Ethics by written request addressed to the following: Jeffrey Engelsman, Chief Compliance Officer, 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

Compliance Policies and Procedures

We will adopt and implement, and the Adviser has adopted and implemented, written policies and procedures reasonably designed to detect and prevent violation of the federal securities laws. We and the Adviser are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation and to designate a chief compliance officer to be responsible for administering the policies and procedures.

Proxy Voting Policies and Procedures

We intend to delegate our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser and our Independent Directors, and, accordingly, are subject to change.

An investment adviser registered under the Advisers Act has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Adviser recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the Adviser’s investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

If the Adviser has responsibility for voting proxies in connection with its investment advisory duties, or has the responsibility to specify to an agent how to vote the client’s proxies, it exercises such voting responsibilities through the corporate proxy voting process. The Adviser believes that the right to vote proxies is a significant asset of its clients’ holdings. In order to provide a basis for making decisions in the voting of proxies for its clients, the Adviser has established a proxy voting committee (the “Proxy Committee”) and adopted proxy voting guidelines (the “Guidelines”) and procedures.

The Proxy Committee generally meets quarterly (or at such other frequency as determined by the Proxy Committee), and its duties include establishing proxy voting guidelines and procedures, overseeing the internal proxy voting process, and reviewing proxy voting issues. The members of the Proxy Committee include the Adviser’s personnel from the investment, compliance, legal and marketing departments. The Adviser also uses outside proxy voting services (each, an “Outside Service”) to help manage the proxy voting process. Each Outside Service facilitates its voting according to the Guidelines (or according to guidelines submitted by the Adviser’s clients) and helps maintain the Adviser’s proxy voting records. The Adviser’s proxy voting and record keeping is dependent on the timely provision of proxy ballots by custodians, clients and other third parties. Under circumstances described below involving potential conflicts of interest, the Adviser may also request an Outside Service to help decide certain proxy votes. In those instances, the Proxy Committee shall review and evaluate the voting recommendations of each Outside Service to ensure that recommendations are consistent with the Adviser’s clients’ best interest. In the event the Adviser inadvertently receives any proxy material on behalf of a client that has retained proxy voting responsibility, and where it is reasonably feasible by the Adviser to determine the identity of the client, the Adviser will promptly forward such materials to the client. As a matter of firm policy, the Adviser does not disclose to unaffiliated third parties how it expects to vote on upcoming proxies and does not disclose the way it voted proxies without a legitimate need to know such information.

The Guidelines provide a basis for the Adviser’s decisions in the voting of proxies for clients. When voting proxies, the Adviser’s utmost concern is that all decisions be made solely in the interests of the client and with the goal of maximizing the value of the client’s investments. Generally, proposals will be voted in accordance with the Guidelines and any applicable guidelines provided by the Adviser’s clients. The Adviser’s underlying philosophy, however, is that the portfolio managers, who are primarily responsible for evaluating the individual holdings of the Adviser’s clients, are best able to determine how best to further client interests and goals. The portfolio managers may, in their discretion, take into account the recommendations of the Adviser’s management, the Proxy Committee, and any Outside Service.

Individual portfolio managers, in the exercise of their best judgment and discretion, may from time to time override the Guidelines and vote proxies in a manner that they believe will enhance the economic value of clients’ assets, keeping in mind the best interests of the beneficial owners. The Guidelines provide procedures for documenting and, as required, approving such overrides. In the event a potential conflict arises in the context of voting proxies for the Adviser’s clients, the primary means by which the Adviser will avoid a conflict of interest is by casting votes with the assistance of an Outside Service according to the Guidelines and any applicable guidelines provided by the Adviser’s clients. If a potential conflict of interest arises, and the proxy vote to be decided is predetermined under the Guidelines, then the Adviser will follow the Guidelines and vote accordingly. On the other hand, if a potential conflict of interest arises and there is no predetermined vote, or the Guidelines themselves refer such vote to the portfolio manager for decision, or the portfolio manager would like to override a predetermined vote, then the Guidelines provide procedures for determining whether a material conflict of interest exists and, if so, resolving such conflict.

The Adviser or an Outside Service will keep records of the following items for at least five years: (i) the Guidelines and any other proxy voting procedures; (ii) proxy statements received regarding client securities (unless such statements are available on the SEC’s EDGAR system); (iii) records of votes cast on behalf of clients (if maintained by an Outside Service, that Outside Service will provide copies of those records promptly upon request); (iv) records of written requests for proxy voting information and the Adviser’s response (whether a client’s request was oral or in writing); and (v) any documents the Adviser prepared that were material to making a decision on how to vote, or that memorialized the basis for the decision. Additionally, the Adviser or an Outside Service will maintain any documentation related to an identified material conflict of interest.

Privacy Principles

We are committed to maintaining the confidentiality, integrity and security of nonpublic personal information relating to our investors. The following information is provided to describe generally what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

We may collect nonpublic personal information regarding investors from sources such as subscription agreements, investor questionnaires and other forms; individual investors’ account histories; and correspondence between individual investors and the Company. We may share information that we collect regarding an investor with our affiliates and the employees of such affiliates for legitimate business purposes, for example, in order to service the investor’s accounts or provide the investor with information about other products and services offered by the Company or our affiliates that may be of interest to the investor. In addition, we may disclose information that we collect regarding investors to third parties who are not affiliated with us (i) as required by law or in connection with regulatory or law enforcement inquiries, or (ii) as otherwise permitted by law to the extent necessary to effect, administer or enforce investor or our transactions.

Any party that receives nonpublic personal information relating to investors from the Company is permitted to use the information only for legitimate business purposes or as otherwise required or permitted by applicable law or regulation. In this regard, for our officers, employees and agents and affiliates, access to such information is restricted to those who need such access in order to provide services to us and to our investors. We maintain physical, electronic and procedural safeguards to seek to guard investor nonpublic personal information.

Reporting Obligations

In order to be regulated as a BDC under the 1940 Act, we are required to register a class of equity securities under the 1934 Act. As a result, we have filed this Registration Statement for our Units with the SEC under the 1934 Act. Subsequent to the effectiveness of this Registration Statement, we will be required to file annual reports, quarterly reports and current reports with the SEC. This information will be available at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. The public may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

Because we do not currently maintain a corporate website, we do not intend to make available on a website our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K. We do intend, however, to provide electronic or paper copies of our filings free of charge upon request.

Certain U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax considerations related to an investment in the Units. This summary is based upon the provisions of the Code, as amended, the U.S. Treasury regulations promulgated thereunder, published rulings of the Internal Revenue Service (the “IRS”) and judicial decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion does not purport to describe all of the U.S. federal income tax consequences that may be relevant to a particular investor in light of that investor’s particular circumstances and is not directed to investors subject to special treatment under the U.S. federal income tax laws, such as banks, dealers in securities, tax-exempt entities and insurance companies. In addition, this summary does not discuss any aspect of state, local or non-U.S. tax law and assumes that investors will hold their Units as capital assets (generally, assets held for investment).

For purposes of this discussion, a “U.S. Holder” is a Unitholder that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if a court within the United States can exercise primary supervision over its administration and certain other conditions are met. A “Non-U.S. Holder” is a Unitholder who is not a U.S. Holder. For tax purposes, our fiscal year is the calendar year.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Units, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that will own Units through a partnership should consult its tax advisors with respect to the purchase, ownership and disposition of those Units.

Tax matters are complicated and prospective investors in the Units are urged to consult their own tax advisors with respect to the U.S. federal income tax and state, local and non-U.S. tax consequences of an investment in the Units, including the potential application of U.S. withholding taxes.

Classification of the Company as Corporation for Tax Purposes

As a limited liability company, the Company is an eligible entity that is entitled to elect its classification for U.S. federal tax purposes. The Company has made an election to cause it to be classified as an association that is taxable as a corporation. If the Company is unable to qualify as a RIC (the requirements of which are discussed below) during the liquidation of its portfolio following the Commitment Period, it may consider filing a new election to cause the Company to be classified as a partnership for U.S. federal tax purposes. The Company has no current intention of making such a new election and would only make such election if it determines it is in the best interests of Unitholders to do so.

Regulated Investment Company Classification

As a BDC, we intend to elect, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not be required to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our Unitholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment, we must distribute to our Unitholders, for each taxable year, at least 90% of our “investment company taxable income” for that year, which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses (the “Annual Distribution Requirement”).

Taxation as a Regulated Investment Company

If we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement;

then we will not be subject to federal income tax on the portion of our investment company taxable income and net capital gain (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) that we distribute to Unitholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to Unitholders.

We will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, and on which we paid no federal income tax, in preceding years.

In order to maintain our qualification as a RIC for federal income tax purposes, we must, among other things:

•	at all times during each taxable year, have in effect an election to be treated as a BDC under the 1940 Act;

•	derive in each taxable year at least 90% of our gross income from (a) dividends, interest, payments with respect to certain securities (including loans), gains from the sale of stock or other securities or currencies, or other income derived with respect to our business of investing in such stock, securities or currencies and (b) net income derived from an interest in a “qualified publicly traded partnership”; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•	no more than 25% of the value of our assets is invested in (i) the securities, other than U.S. government securities or securities of other RICs, of one issuer, (ii) the securities of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) the securities of one or more “qualified publicly traded partnerships.”

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with increasing interest rates or debt instruments issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to Unitholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

We may have difficulty satisfying the diversification requirements as we liquidate our portfolio following the Commitment Period, since we will not be making additional investments. While we generally will not lose our status as a RIC as long as we do not acquire any nonqualifying securities or other property, under certain circumstances we may be deemed to have made an acquisition of nonqualifying securities or other property.

Because we may use debt financing, we will be subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the Annual Distribution Requirement. If we are unable to obtain cash from other sources or are otherwise limited in our ability to make distributions, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things: (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income; (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (iv) cause us to recognize income or gain without a corresponding receipt of cash; (v) adversely affect the time as to when a purchase or sale of securities is deemed to occur; (vi) adversely alter the characterization of certain complex financial transactions; and (vii) produce income that will not be qualifying income for purposes of the 90% gross income test described above. We will monitor our transactions and may make certain tax elections in order to mitigate the potential adverse effect of these provisions.

If, in any particular taxable year, we do not qualify as a RIC, all of our taxable income (including our net capital gains) will be subject to tax at regular corporate rates without any deduction for distributions to Unitholders, and distributions will be taxable to the Unitholders as ordinary dividends to the extent of our current and accumulated earnings and profits.

In the event we invest in non-U.S. securities, we may be subject to withholding and other non-U.S. taxes with respect to those securities. We do not expect to satisfy the conditions necessary to pass through to our Unitholders their share of the non-U.S. taxes paid by the Company.

Taxation of U.S. Holders

Distributions by us generally will be taxable to U.S. Holders as ordinary income or capital gains. Distributions of our investment company taxable income will be taxable as ordinary income to U.S. Holders to the extent of our current or accumulated earnings and profits. Distributions of our net capital gains (that is, the excess of our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. Holder as long-term capital gains, regardless of the U.S. Holder’s holding period for its Units. Distributions of investment company taxable income that are reported by us as being derived from “qualified dividend income” will be taxed in the hands of non-corporate Unitholders at the rates applicable to long-term capital gain, provided that holding period and other requirements are met by both the Unitholders and us. Dividends distributed by us will generally not be attributable to qualified dividend income. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. Holder’s adjusted tax basis in such U.S. Holder’s Units and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. Holder. For a summary of the tax rates applicable to capital gains, including capital gain dividends, see the discussion below.

Although we currently intend to distribute realized net capital gains (i.e., net realized long-term capital gains in excess of net realized short-term capital losses), if any, at least annually, we may in the future decide to retain some or all of our net capital gains, and to designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay corporate-level tax on the retained amount, each U.S. Holder will be required to include its share of the deemed distribution in income as if it had been actually distributed to the U.S. Holder, and the U.S. Holder will be entitled to claim a credit or refund equal to its allocable share of the corporate-level tax we pay on the retained capital gain. The amount of the deemed distribution net of such tax will be added to the U.S. Holder’s cost basis for its Units. Since we expect to pay tax on any retained capital gains at our regular corporate capital gain tax rate, and since that rate is in excess of the maximum rate currently payable by non-corporate U.S. Holders on long-term capital gains, the amount of tax that non-corporate U.S. Holders will be treated as having paid will exceed the tax they owe on the capital gain dividend. Such excess generally may be claimed as a credit or refund against the U.S. Holder’s other U.S. federal income tax obligations. A U.S. Holder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to Unitholders prior to the expiration of 60 days after the close of the relevant tax year.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, a U.S. Holder generally will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared in October, November, or December of any calendar year, payable to Unitholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the U.S. Holders on December 31 of the year in which the dividend was declared.

U.S. Holders making Earnings Balancing Contributions should consider that distributions of any amounts of the earnings requiring the Earnings Balancing Contributions will be taxed upon receipt as dividends to the extent of our current and accumulated earnings and profits even though the distribution economically represents a return of the Unitholder’s investment.

You may recognize taxable gain or loss if you sell or exchange your Units (including a redemption of such Units or upon a liquidation of the Company). The amount of the gain or loss will be measured by the difference between your adjusted tax basis in your Units and the amount of the proceeds you receive in exchange for such Units. Any gain or loss arising from the sale or exchange of the Units (or, in the case of distributions in excess of the sum of your current and accumulated earnings and profits and your tax basis in the Units, treated as arising from the sale or exchange of your Units) generally will be a capital gain or loss if the Units are held as a capital asset. This capital gain or loss normally will be treated as a long-term capital gain or loss if you have held your Units for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or exchange of Units held for six months or less generally will be treated as a long-term capital loss to the extent of the amount of capital gain dividends received, or treated as deemed distributed, with respect to such Units.

In general, individual U.S. Holders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain, i.e., the excess of net long-term capital gain over net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in the Units in the future. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly or $125,000 in the case of married individuals filing separately) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. Holders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Dividends distributed by us to corporate Unitholders generally will not be eligible for the dividends-received deduction. Tax rates imposed by states and local jurisdictions on capital gain and ordinary income may differ.

We (or the applicable withholding agent) will send to each of the U.S. Holders, as promptly as possible after the end of each calendar year, a report detailing the amounts includible in such U.S. Holder’s taxable income for such year as ordinary income, long-term capital gain and “qualified dividend income,” if any. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local, and non-U.S. taxes depending on a U.S. Holder’s particular situation.

Limitation on Deduction for Certain Expenses

If the Units are not beneficially owned by at least 500 persons at all times during the taxable year, then a U.S. Holder that is an individual, estate or trust may be subject to limitations on miscellaneous itemized deductions in respect of its share of expenses that we incur, to the extent that the expenses would have been subject to these limitations if the holder had incurred them directly. We do not expect the Units to be beneficially owned by 500 or more persons.

If we do not satisfy the 500-shareholder requirement, we would be required to report the relevant expenses, including the Management Fee and Incentive Fee, on Form 1099-DIV, and affected holders will be required to take into account as income an amount equal to their allocable share of such expenses and to take into account their allocable share of such expenses.

U.S. Taxation of Tax-Exempt U.S. Holders

A U.S. Holder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation to the extent that it is considered to derive unrelated business taxable income (“UBTI”). The direct conduct by a tax-exempt U.S. Holder of the activities we propose to conduct could give rise to UBTI. However, a BDC is a corporation for U.S. federal income tax purposes and its business activities generally will not be attributed to its Unitholders for purposes of determining their treatment under current law. Therefore, a tax-exempt U.S. Holder should not be subject to U.S. taxation solely as a result of the holder’s ownership of Units and receipt of dividends with respect to such Units. Moreover, under current law, if we incur indebtedness, such indebtedness will not be attributed to a tax-exempt U.S. Holder. Therefore, a tax-exempt U.S. Holder should not be treated as earning income from “debt-financed property” and dividends we pay should not be treated as “unrelated debt-financed income” solely as a result of indebtedness that we incur. Proposals periodically are made to change the treatment of “blocker” investment vehicles interposed between tax-exempt investors and non-qualifying investments. In the event that any such proposals were to be adopted and applied to BDCs, the treatment of dividends payable to tax-exempt investors could be adversely affected.

Taxation of Non-U.S. Holders

Whether an investment in the Units is appropriate for a Non-U.S. Holder will depend upon that person’s particular circumstances. Non-U.S. Holders should consult their tax advisers before investing in the Units. Distributions of our “investment company taxable income” to Non-U.S. Holders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of federal withholding tax if paid to Non-U.S. Holders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent such distributions do not exceed our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. Holder (and, if a treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder), we will not be required to withhold U.S. federal tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. Special certification requirements apply to a Non-U.S. Holder that is a non-U.S. partnership or a non-U.S. trust, and such entities are urged to consult their own tax advisers.

U.S.-source withholding taxes are generally not imposed on dividends paid by RICs to the extent the dividends are reported as “interest-related dividends” or “short-term capital gain dividends.” Interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a non-U.S. person, and that satisfy certain other requirements. No assurance can be given as to whether any of the Company’s distributions will be reported as eligible for this exemption from withholding tax. In addition, Non-U.S. Holders should be aware that U.S. withholding rules require the Company (or its withholding agent) to withhold on distributions in the absence of certainty as to whether such distributions are eligible for the exemption from withholding tax. Since amounts designated as interest-related dividends may be reduced to the extent such amounts exceed the Company’s “qualified net interest income” for the taxable year in which such dividend is distributed, the Company will generally not be certain that the entire amount of mid-year distributions of interest-related dividends is, in fact, properly treated as such. Accordingly, such distributions to Non-U.S. Holders may be subject to overwithholding by the Company (or its withholding agent). The Company intends to take measures to minimize the risk of such overwithholding. In addition, the Company may choose to hold such amounts in escrow until the year-end determination of qualified net interest income can be made. In such cases, the Company intends to promptly return any overwithheld amounts to Non-U.S. Holders subsequent to making such determinations. Alternatively, however, there is a risk that such overwithheld amounts may be remitted to the Internal Revenue Service and that a Non-U.S. Holder would be required to file a return with the Internal Revenue Service in order to claim a refund of such overwithheld amounts.

Actual or deemed distributions of our net capital gains to a Non-U.S. Holder, and gains realized by a Non-U.S. Holder upon the sale or redemption of its Units (including a redemption of such Units or upon a liquidation of the Company), will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Holder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or, in the case of an individual, the Non-U.S. Holder was present in the United States for 183 days or more during the taxable year and certain other conditions are met. If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Holder will be entitled to a U.S. federal income tax credit or tax refund equal to the allocable share of the corporate-level tax we pay on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Holder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Holder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

If any actual or deemed distributions of our net capital gains, or any gains realized upon the sale or redemption of Units, are effectively connected with a U.S. trade or business of the Non-U.S. Holder (and, if an income tax treaty applies, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), such amounts will be subject to U.S. income tax, on a net-income basis, in the same manner, and at the graduated rates applicable to, a U.S. Holder. For a corporate Non-U.S. Holder, the after-tax amount of distributions (both actual and deemed) and gains realized upon the sale or redemption of its Units that are effectively connected to a U.S. trade or business (and, if a treaty applies, are attributable to a U.S. permanent establishment), may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

Non-U.S. Holders making Earnings Balancing Contributions should consider that distributions of any amounts of the earnings requiring the Earnings Balancing Contributions will be treated for U.S. tax purposes as dividends to the extent of our current and accumulated earnings and profits even though the distribution economically represents a return of the Unitholder’s investment. Such dividends would be subject to U.S. withholding tax or income tax in accordance with the rules discussed above.

Under legislation commonly referred to as the “Foreign Account Tax Compliance Act,” a 30% withholding tax is imposed on payments of certain types of income to non-U.S. financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by non-U.S. entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after June 30, 2014 and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends paid after December 31, 2016. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, a 30% withholding is also imposed on payments to non-U.S. entities that are not financial institutions unless the non-U.S. entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. Holder and the status of the intermediaries through which they hold their Units, Non-U.S. Holders could be subject to this 30% withholding tax with respect to distributions on their Units and proceeds from the sale of their Units. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and non-U.S. tax consequences of an investment in the Units.

Backup Withholding and Information Reporting

Backup withholding may apply to distributions on the Units with respect to certain non-exempt U.S. Holders. Such a U.S. Holder generally will be subject to backup withholding unless the U.S. Holder provides its correct taxpayer identification number and certain other information, certified under penalties of perjury, to the dividend paying agent, or otherwise establishes an exemption from backup withholding. Any amount withheld under backup withholding is allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided the proper information is provided to the IRS.

U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on the Units to a Non-U.S. Holder, provided the Non-U.S. Holder provides a Form W-8BEN or Form W-8BEN-E (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of the Units affected outside the United States by a non-U.S. office of a non-U.S. broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of the Units effected outside the United States by a non-U.S. office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a non-U.S. partnership that, at any time during its taxable year is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of the Units will be subject to both backup withholding and information reporting unless the holder certifies its non United States status under penalties of perjury or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld from payments made to a Unitholder may be refunded or credited against such Unitholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

ITEM 1A. RISK FACTORS.

An investment in our securities involves certain risks relating to our structure and investment objective. The risks set forth below are not the only risks we face, and we face other risks which we have not yet identified, which we do not currently deem material or which are not yet predictable. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value could decline, and you may lose all or part of your investment.

Lack of Operating History. We will not commence investment operations until the Initial Closing Date and have no performance history. Past performance, including the past performance of the prior Direct Lending Funds or other investment entities and accounts managed by the Adviser, is not necessarily indicative of our future results.

Experience Operating a BDC. The investment professionals of the Adviser have limited prior experience managing a BDC, and the investment philosophy and techniques used by the Adviser to manage a BDC may differ from the investment philosophy and techniques it previously employed in identifying and managing past investments. Accordingly, there can be no assurance that the Adviser will replicate the historical performance of other investment funds with which it has been affiliated. As a result, our investment returns could be substantially lower than the returns achieved by such other investment funds.

Dependence on Key Personnel and Other Management. Unitholders have no right or power to participate in the management of the Company and may not receive detailed financial information regarding investments that is available to the Adviser. An investor in the Company must rely upon the ability of the Adviser (including the Direct Lending Team and other investment professionals of the Adviser) to identify, structure and implement investments consistent with our investment objectives and policies. Accordingly, our success is dependent on the Adviser’s ability to retain and motivate highly qualified professionals. The loss of services of Mr. Richard Miller, Ms. Suzanne Grosso, Mr. Kyle O’Neill and/or Mr. Jim Bold during the Commitment Period could have an adverse effect on our business, financial condition or results of operations. Our future success also depends on the Adviser’s ability to identify, hire, train and retain other highly qualified and experienced investment and management professionals. Competition for such professionals is significant, and there can be no assurance that the Adviser will be able to attract or retain other highly qualified professionals in the future. The inability of the Adviser to attract and retain such professionals could have a material adverse effect upon our business, financial condition or results of operations.

Reliance on Portfolio Company Management. The day-to-day operations of each portfolio company in which we invest will be the responsibility of such entity’s management team. In addition, we may make investments in portfolio companies where we have limited influence and the other investors in such portfolio company have economic or business interests or goals that are inconsistent with our business interests and goals. Although the Adviser will be responsible for monitoring the performance of each of our investments and we are required, pursuant to a specific 1940 Act provision applicable to BDCs, to offer to provide each of our portfolio companies managerial assistance, there can be no assurance that the existing management team of a portfolio company or any successor will be able to operate any such entity in accordance with our expectations. In this situation, we may not be in a position to limit or otherwise protect the value of our investment.

No Assurance of Profits. There is no assurance that we will be able to generate returns for our investors or that the returns will be commensurate with the risks of investing in the types of companies and transactions described herein. The marketability and value of any of our investments will depend upon many factors beyond our control. We will incur organizational expenses, Management Fees and other operating expenses which may exceed our income, and a Unitholder could lose the entire amount of its contributed capital. Therefore, a prospective investor should only invest in the Company if such investor can withstand a total loss of his or her investment. The past investment performance of the entities and accounts with which the Adviser and its investment professionals have been associated cannot be taken to guarantee future results of any investment in the Company.

General Economic and Financial Conditions. The success of any investment activity is influenced by general economic and financial conditions, all of which are beyond our control and the control of the Adviser. These conditions, such as the recent global economic crisis and significant downturns in the financial markets, may materially adversely affect our operating results, financial condition and ability to implement our business strategy and/or meet our return objectives.

Competition for Investment Opportunities. There can be no assurance that there will be a sufficient number of suitable investment opportunities to enable us to invest all of the Commitments of the Unitholders in opportunities that satisfy our investment strategy, or that such investment opportunities will lead to completed investments by us. The activity of identifying, structuring, completing, implementing and realizing attractive investment opportunities is highly competitive. We will compete for investment opportunities with many other industry participants, including other BDCs, public and private funds, individual and institutional investors, and financial institutions. Many such entities have substantially greater economic and personnel resources than the Company and/or better relationships with borrowers and others and/or the ability to accept more risk than we believe can be prudently managed. Accordingly, competition for investments may have the effect of reducing the number of suitable prospective investments available to us and increasing the bargaining power of borrowers, thereby reducing our investment returns. Furthermore, the availability of investment opportunities generally will be subject to market conditions. It is possible that our capital will not be fully utilized if sufficient attractive investments are not identified and consummated by the Adviser.

No Secondary Market for Securities. Our investments are generally heavily negotiated and, accordingly, do not have the liquidity of conventional securities. Due to their illiquid nature, we may not be able to dispose of our investments in a timely manner, at a fair price and/or in the manner that was thought to be viable when the investment was initiated (due to economic, legal, political or other factors). There is no assurance that we will be able to dispose of an investment in a particular security. The inability to dispose of a security could result in losses incurred by us, including the loss of our entire investment in such security. The debt of highly leveraged companies or companies in default also may be less liquid than other debt. If we voluntarily or involuntarily sold those types of debt securities, we might not receive the full value we expect.

Release from Commitments. Under certain circumstances, Unitholders that invest in the Fund VI Permanent Capital Fund (as defined in “Item 11. Description of Registrant’s Securities to be Registered—Release from Commitments”) may seek to be relieved of all or part of such Unitholders’ Commitments to the Company by requesting that the Company repurchase one or more of the Units subscribed for by such Unitholders. The Company may, in its discretion, choose to sell any Units so repurchased to other eligible investors, but there can be no assurance that the Company will be able to sell some or all of any such Units. To the extent that the Company is not able to sell repurchased Units, the release of Unitholders from their Commitments would (a) reduce the amount of capital available for the Company to draw down and invest in portfolio investments, which may adversely affect the performance of the Company and its ability to achieve its objective and (b) decrease the number of outstanding Units and, therefore, could result in a Unitholder holding a percentage of the total number of Units outstanding that exceeds the percentage desired by such Unitholder and/or a prescribed regulatory threshold. See “Item 11. Description of Registrant’s Securities to be Registered—Release from Commitments.”

Illiquidity of Collateral. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of those assets will satisfy a company’s obligations. If a company defaults on a secured investment, the Company may receive assets other than cash or securities in full or partial satisfaction of such company’s obligations. The Company might not be able to realize the benefit of the assets for legal, practical or other reasons. The Company might hold those assets until it is determined to be appropriate to dispose of them.

Portfolio Concentration. Although the regulatory restrictions applicable to RICs limit the amount that we may generally invest in any single portfolio company, our investments may not be diversified. See “Item 1(c). Description of Business—Regulation as a Business Development Company—Qualifying Assets” and “Item 1(c) Description of Business—Certain U.S. Federal Income Tax Consequences—Taxation as a Regulated Investment Company.” Aside from the diversification requirements that we will have to comply with as a RIC and other contractual investment limitations to which we are subject pursuant to the LLC Agreement, we do not have any specific portfolio diversification or concentration limits. As a result, our portfolio may include a relatively limited number of large positions. If our investments are concentrated in a few issuers or industries, any adverse change in one or more of such issuers or industries could have a material adverse effect on our investments. To the extent the aggregate Commitments of the Unitholders turn out to be substantially less than the amounts targeted, our portfolio may be even more concentrated than it would otherwise be.

Credit Risks. Debt investments are subject to credit risk. Credit risk relates to the ability of the borrower to make interest and principal payments on the loan or security as they become due. If the borrower fails to pay interest, our income might be reduced. If the borrower fails to repay principal, the value of that security and the value of the Company might be reduced. Our investments in debt securities are subject to risks of default. We may invest in debt securities made in connection with leveraged buy-out transactions, recapitalizations and other highly leveraged transactions. While our investments in senior loans typically will be secured by collateral, we may have difficulty liquidating the collateral or enforcing our rights under the terms of the senior loans in the event of the borrower’s default. There is no guarantee that the collateral securing a senior loan will be sufficient to protect us against losses or a decline in income in the event of a borrower’s non-payment of interest or principal. In the event that a borrower declares bankruptcy, a court could invalidate our security interest in the loan collateral or subordinate our rights under the senior loan to other creditors of the borrower. Also, we may invest part of our assets in loans and other debt obligations that are not fully secured.

Interest Rate Risk. In general, the value of a debt security changes as prevailing interest rates change. For fixed-rate debt securities, when prevailing interest rates fall, the values of outstanding debt securities generally rise. When interest rates rise, the values of outstanding debt securities generally fall, and they may sell at a discount from their face amount. Our debt investments will generally have adjustable interest rates. For that reason, the Adviser expects that when interest rates change, the amount of interest we received in respect of such debt investments will change in a corresponding manner. However, the interest rates of some debt investments adjust only periodically. Between the times that interest rates on debt investments adjust, the interest rates on those investments may not correlate to prevailing interest rates.

Reliance Upon Unaffiliated Co-Lender. In certain circumstances we may co-invest with an unaffiliated lender, who will sometimes be responsible for performing some of the legal due diligence on the borrower and for negotiating some of the terms of the loan agreement that establishes the terms and conditions of the debt investment and the rights of the borrower and the lenders. In such circumstances, although we will perform our own due diligence, we may rely in part on the quality of the due diligence performed by the co-lender and will be bound by the negotiated terms of the loan documentation. There can be no assurance that the unaffiliated co-lender will perform the same level of due diligence as we would perform or that the co-lender will negotiate terms that are consistent with the terms generally negotiated and obtained by us. If the unaffiliated co-lender is acting as collateral agent under the loan documentation and becomes insolvent, the assets securing the debt investment may be determined by a court or regulatory authority to be subject to the claims of the co-lender’s creditors. If that were to occur, we might incur delays and costs in realizing payment on the loan, or we might suffer a loss of principal and/or interest.

Reliance upon Consultants. The Adviser may rely upon independent consultants in connection with its evaluation of proposed investments; however, no assurance can be given that these consultants will accurately evaluate such investments and we may incur liability as a result of such consultants’ actions.

Use of Investment Vehicles. In general, the risks associated with indirect investments in portfolio companies through a joint venture, partnership or other special purpose vehicle (each, an “Investment Vehicle”) are similar to those associated with a direct investment in a portfolio company. While we will analyze the credit and business of a potential portfolio company in determining whether or not to make an investment in an Investment Vehicle, we will nonetheless be exposed to the creditworthiness of the Investment Vehicle. In the event of a bankruptcy proceeding against the Investment Vehicle, the risks outlined below under “—Insolvency Considerations with Respect to Portfolio Companies” will be applicable with equal effect. Additionally, in the case of a bankruptcy proceeding against the portfolio company, the assets of the portfolio company may be used to satisfy its obligations prior to the satisfaction of our investment in the Investment Vehicle (i.e., our investment in the Investment Vehicle would be structurally subordinated to the other obligations of the portfolio company).

Insolvency Considerations With Respect to Portfolio Companies. Various laws enacted for the protection of creditors may apply to our debt investments. A bankruptcy proceeding against a borrower could delay or limit our ability to collect the principal and interest payments on that borrower’s debt obligations. In a lawsuit brought by creditors of a borrower, a court or a trustee in bankruptcy could take certain actions that would be adverse to us. For example:

•	Other creditors might convince the court to set aside or subordinate a loan or the security interest in a loan as a “fraudulent conveyance,” a “preferential transfer” or for other equitable considerations. In that event, the court could recover from us the interest and principal payments that the borrower made before becoming insolvent. There can be no assurance that we would be able to prevent such recapture.

•	A bankruptcy court may restructure the payment obligations under debt securities so as to reduce the amount to which we would be entitled.

•	The court might discharge the amount of a loan we make that exceeds the value of the collateral securing the loan. The court could subordinate our rights to the rights of other creditors of the borrower under applicable law.

•	Although our senior secured position under a senior loan provides some assurance that we would be able to recover some of our investment in the event of a borrower’s default, the collateral might be insufficient to cover the borrower’s debts. A bankruptcy court might find that the collateral securing the senior loan is invalid or require the borrower to use the collateral to pay other outstanding obligations. If the collateral consists of stock of the borrower or its subsidiaries, the stock may lose all of its value in the event of a bankruptcy, which would leave us exposed to greater potential loss.

•	If a borrower defaults on a scheduled interest or principal payment on a debt obligation, we may experience a reduction of our income. In addition, the value of the debt investment would decline, which may, in turn, cause our value to decline.

Lender Liability. In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed “Lender Liability”). Generally, Lender Liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Lender Liability claims generally arise in bankruptcy, but can also arise under state law claims. Lender Liability often involves claims of misconduct where a lender (a) intentionally takes an action that exacerbates the insolvency of a borrower or issuer or that results in the undercapitalization of a borrower or issuer to the detriment of other creditors of such borrower or issuer, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a shareholder to dominate or control a borrower or issuer to the detriment of other creditors of such borrower or issuer. We could be subject to allegations of Lender Liability because of the nature of certain of our investments. There is also a risk that where Lender Liability is alleged, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors (a remedy called “Equitable Subordination”). We do not intend to engage in conduct that would give rise to a claim of Lender Liability or Equitable Subordination. However, as a BDC, we are obligated to offer managerial assistance to each of our portfolio companies. To the extent any of our portfolio companies elect to accept such offer to provide managerial assistance, that level of involvement with a portfolio company could strengthen a Lender Liability claim against us. Therefore, claims for Lender Liability or Equitable Subordination affecting our investments could arise as a result of any managerial assistance that we provide in order to fulfill our obligations as a BDC. Moreover, because of the nature of our investments, we may not always be the lead creditor, and security or other agents may act on behalf of the investors in a security owned by us. Therefore, claims for Lender Liability or Equitable Subordination affecting our investments could also arise without our direct managerial or other involvement.

Special Risks of Highly Leveraged or other Risky Portfolio Companies. We can invest up to 100% of our total assets in debt and equity securities of portfolio companies that are highly leveraged and whose debt securities would be considered well below investment grade. We may also invest in obligations of portfolio companies in connection with a restructuring under Chapter 11 of the U.S. Bankruptcy Code (i.e., a “DIP Financing”) if the obligations meet the credit standards of the Adviser. These debt obligations tend to offer higher yields than investment grade securities to compensate investors for the higher risk, and are commonly referred to as “high risk securities” or, in the case of bonds, “junk bonds.” Lending to highly leveraged or other risky borrowers is highly speculative. These investments may expose us to financial market risks, interest rate risks and credit risks that are significantly greater than the risks associated with other securities in which we may invest. An economic downturn or a period of rising interest rates, for example, could cause a decline in the prices of such securities. The prices of securities structured as zero-coupon or pay-in-kind securities may be more volatile than securities that pay interest periodically and in cash. In the event of a default by a portfolio company, we would experience a reduction of our income and could expect a decline in the fair value of the defaulted securities and may incur significant additional expenses to seek recovery.

Risk of Bridge Financing. If we make or invest in a bridge loan or interim financing for a portfolio company that intends to refinance all or a portion of that loan, there is a risk that the borrower will be unable to complete such refinancing successfully. Such failure could lead to the portfolio company having to pay interest at increasing rates along with additional fees and expenses, the result of which may reduce the value of the portfolio company.

Risk of Subordinated or Mezzanine Financing. Our investments in subordinated or mezzanine financing will generally be unsecured or, if secured, will be subordinated to the interests of the senior lender in the borrower’s capital structure. In the event of a bankruptcy or insolvency involving the borrower where there are insufficient assets to satisfy the obligations of the borrower to its senior lender, there may be no assets available to meet its obligations to the holders of its subordinated or mezzanine debt, including the Company.

Non-U.S. Investment Risk. We may invest up to 30% of our gross assets in portfolio companies domiciled outside of the United States (assuming that the remaining 70% of our gross assets constitute “qualifying assets” (as defined in the 1940 Act and as described under “Item 1(c). Description of Business—Regulation as a Business Development Company—Qualifying Assets”)). Non-U.S. obligations have risks not typically involved in domestic investments. For example, non-U.S. obligations not denominated in U.S. dollars will cause our investment performance to vary based on changes in the applicable currency exchange rate. Moreover, even if we attempt to hedge the currency exchange risk, these hedges may be expensive and may not completely protect us in all circumstances. Non-U.S. investing can also result in higher transaction and operating costs for the Company. Non-U.S. issuers may not be subject to the same accounting and disclosure requirements that U.S. issuers are subject to. The value of non-U.S. investments may be affected by exchange control regulations, expropriation or nationalization of a company’s assets, non-U.S. taxes, delays in settlement of transactions, changes in governmental economic or monetary policies in the United States or abroad, or other political and economic factors. We may have greater difficulty taking appropriate legal actions in non-U.S. courts. Non-U.S. countries may impose withholding taxes on income paid on the debt securities of issuers in those countries.

Risks of Using Derivative Instruments. We may use derivative financial instruments for hedging or managing the risks associated with the assets we hold. The risks posed by such instruments can be extremely complex and difficult to evaluate, including (i) risks relating to our counterparties in such a transaction; (ii) imperfect correlation between movements in the currency, interest rate or other reference on which the derivative is based and movements in the assets of the underlying portfolio; and (iii) reduced ability to meet short-term obligations because of the percentage of our assets segregated to cover derivative obligations. In addition, by hedging a particular position, any potential gain from an increase in value of such position may be limited.

Economic Interest of the Adviser. Because the Adviser will be compensated in part on a basis tied to our performance, the Adviser may have an incentive to make investments that are risky or speculative.

Effect of Fees and Expenses on Returns. We will pay Management Fees and Incentive Fees to the Adviser and generally will bear our other Company Expenses. Generally, other than the Incentive Fee, fees and expenses will be paid regardless of whether we produce positive investment returns. The fees and expenses will reduce the actual returns to Unitholders, the distributions we make to Unitholders, and the overall value of the Unitholders’ investment. In addition, because the Management Fees payable by us to the Adviser will be calculated based on average gross assets of the Company on a consolidated basis, including the amortized cost of portfolio investments purchased with borrowed funds and other forms of leverage, the Adviser may be incentivized to use leverage, but will not utilize more than is permitted by applicable law or regulation. Under certain circumstances, the use of leverage may increase the likelihood of default, which would impair the value of the Units.

Retention of Proceeds. The Company may retain, in whole or in part, any proceeds attributable to portfolio investments during the Commitment Period and may use the amounts so retained to make investments, pay Company fees and expenses, repay Company borrowings, or fund reasonable reserves for future Company expenses or other obligations (including obligations to make indemnification advances and payments), provided, that, after the expiration of the Commitment Period, no part of such retained amounts will be used to make any investment for which the Adviser would not be permitted to draw down Commitments. To the extent such retained amounts are reinvested in investments, a Unitholder will remain subject to investment and other risks associated with such investments.

Effect of Varying Terms of Classes of Units. Although we have no current intention to do so, pursuant to the LLC Agreement, we may issue Preferred Units. If we issue Preferred Units, there can be no assurance that such issuance would result in a higher yield or return to the holders of the Units. The issuance of Preferred Units would likely cause the net asset value of the Units to become more volatile. If the dividend rate on the Preferred Units were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of the Units would be reduced. If the dividend rate on the Preferred Units were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of the Units than if we had not issued Preferred Units. Any decline in the net asset value of our investments would be borne entirely by the holders of the Units. Therefore, if the fair value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of the Units than if we were not leveraged through the issuance of Preferred Units.

Rights of Preferred Unitholders. Holders of any Preferred Units that we might issue would have the right, voting separately as a single class, to elect two members of the board at all times. In addition, if dividends for Preferred Units become two full years in arrears, the holders of those Preferred Units would have the right to elect a majority of the board until such arrearage is completely eliminated. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of the Units and Preferred Units, both by the 1940 Act and by the terms of our debt financings (if any), might impair our ability to qualify as a RIC for federal income tax purposes. While we would intend to redeem the Preferred Units to the extent necessary to enable us to distribute our income as required to qualify as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Regulations Governing our Operation as a BDC. We may issue debt securities or Preferred Units and/or borrow money from banks or other financial institutions, which are collectively referred to herein as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act currently in force, we will be permitted, as a BDC, to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of gross assets less all liabilities and indebtedness not represented by senior securities, after each issuance of senior securities. Also, any amounts that we use to service our indebtedness would not be available for distributions to our Unitholders. Furthermore, as a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss.

If we issue Preferred Units, the Preferred Units would rank “senior” to the Units in our capital structure, the Preferred Unitholders would have separate voting rights on certain matters and might have other rights, preferences, or privileges more favorable than those of the Unitholders.

Borrowing Money. The use of leverage magnifies the potential for gain or loss on amounts invested and, therefore, increases the risks associated with investing in the Company. Subject to the borrowing limitation imposed on us by the 1940 Act, the Company and any wholly owned subsidiary of the Company may borrow from or issue senior debt securities to banks, insurance companies and other lenders in the future. Our lenders will have fixed dollar claims on our assets that are superior to the claims of the Unitholders, and we would expect such lenders to seek recovery against our assets in the event of a default. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Leverage is generally considered a speculative investment technique. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures.

As a BDC, we generally will be required to meet a coverage ratio of total assets to total borrowings and other senior securities, which will include all of our borrowings and any Preferred Units that we may issue in the future, of at least 200%. If this ratio declines below 200%, we may not be able to incur additional debt, which could have a material adverse effect on our operations. The amount of leverage that we employ will depend on the Adviser’s assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that we will be able to obtain credit at all or on terms acceptable to us.

In addition, any debt facility into which we may enter would likely impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC under Subchapter M of the Code. In particular, it is anticipated that the credit facility would contain certain financial covenants, which may include requiring us to maintain a minimum amount of equity supporting the credit facility or comply with certain collateral quality and coverage tests.

Obligations of Unitholders Relating to Credit Facilities. If the Company or any of its subsidiaries enters into a credit facility, we may grant security over and transfer our right to drawdowns of capital from investors to our lenders or other creditors. Unitholders will be required to fund drawdowns up to the amount of their respective Undrawn Commitments if an event of default under a credit facility or any other borrowing agreement occurs in order to repay any indebtedness of the Company or any of its subsidiaries, and the payment by a Unitholder of any such amounts that have become due and payable by the Company out of such Unitholder’s Undrawn Commitment may be a condition to the effectiveness of (i) any transfer, withdrawal, termination or reduction of Commitments of such Unitholder, (ii) such Unitholder’s ability to cease funding its Commitment, or (iii) any reduction in the Undrawn Commitment of such Unitholder in connection with a Spin-Off (as such term is defined in the LLC Agreement of TCW Direct Lending LLC) as described in “Item 11. Description of Registrant’s Securities to be Registered—Release from Commitments.”

Failure to Qualify as a RIC. We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code. To qualify as a RIC under Subchapter M of the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The distribution requirement for a RIC is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to the Unitholders on an annual basis. Because we intend to incur debt, we will be subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. To qualify as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in the Company having to dispose of certain investments quickly in order to qualify as a RIC, or to prevent the loss of such qualification after becoming a RIC. Because most of our investments will be in private or thinly traded public companies, any such dispositions may be made at disadvantageous prices and may result in substantial losses. In addition, we may have difficulty satisfying the diversification requirements after the Commitment Period as we liquidate our portfolio since we will not be making additional investments. While we generally will not lose our status as a RIC as long as we do not acquire any non-qualifying securities or other property, under certain circumstances we may be deemed to have made an acquisition of non-qualifying securities or other property. If we fail to qualify as a RIC for any reason and become subject to corporate income tax, the resulting corporate income taxes could substantially reduce our net assets, the amount of income available for distributions to the Unitholders and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and the Unitholders. See “Item 1(c). Description of Business—Certain U.S. Federal Income Tax Consequences—Taxation as a Regulated Investment Company.”

Withholding Risk for Foreign Investors. U.S. withholding tax rules require 30% withholding on distributions to Non-U.S. Holders unless there is certainty that such distributions are not subject to such withholding. The Company may make distributions at times of the year when there is uncertainty as to whether the amounts distributed are subject to such withholding. Accordingly, such distributions to Non-U.S. Holders may be subject to overwithholding by the Company (or its withholding agent) and Non-U.S. Holders may be required to file a return with the Internal Revenue Service in order to receive a refund of such overwithheld amounts. Non-U.S. Holders should see the discussion under the heading “Item 1(c). Description of Business—Certain U.S. Federal Income Tax Consequences—Taxation of Non-U.S. Holders.”

Recourse to Our Assets. Our assets, including any investments made by us and any capital held by us, are available to satisfy all our liabilities and other obligations. If we become subject to a liability, parties seeking to have the liability satisfied may have recourse to our assets generally and not be limited to any particular asset, even in the circumstance where a specific investment gave rise to the liability.

Need for Follow-On Investments. We may be called upon to provide follow-on funding or additional loans for, or have the opportunity to increase our investment in, our portfolio companies. There can be no assurance that we will be able to make or arrange for follow-on investments or loans or that we will have sufficient funds to do so. Any decision not to make follow-on investments or loans or the inability to make them may have a substantial negative impact on a portfolio company in need of funds or may diminish our proportionate ownership in such entity and thus our ability to influence the entity’s future conduct. The inability to make follow-on investments or loans may also impede, diminish or reduce the number of attractive investments made available to us.

Litigation Risks. We will be subject to a variety of litigation risks, particularly if one or more of our portfolio companies face financial or other difficulties. Legal disputes, involving any or all of the Company, the Adviser, or their affiliates, may arise from our activities and investments and could have a significant adverse effect on us.

Consequences of Failure to Pay Commitment in Full. If a Unitholder fails to pay any installment of its Commitment, other Unitholders who have an outstanding Commitment may be required to fund their respective Commitments sooner than they otherwise would have absent such a default. In addition, if funding of Commitments by other Unitholders and our borrowings are inadequate to cover defaulted Commitments, we may be unable to pay our obligations when due or be subjected to penalties or may otherwise suffer adverse consequences that could materially adversely affect the returns to the Unitholders (including non-defaulting Unitholders). If a Unitholder defaults, there is no guarantee that we will recover the full amount of the defaulted Commitment, and such defaulting Unitholder may lose all or a portion of its economic interest in us, as described under “Item 11. Description of Registrant’s Securities to be Registered—Default Provisions.”

Limited Liability of the Adviser. To the extent permissible by law, the Adviser will not be liable, responsible or accountable in damages or otherwise to us or to any Unitholder for any breach of duty to us or the Unitholders or for any act or failure to act pursuant to the Advisory Agreement or otherwise, except in certain limited circumstances provided by the 1940 Act and as set forth in the Advisory Agreement. In general, we will be required to indemnify the Adviser (and other related and/or affiliated parties) for certain losses arising out of its activities on behalf of us. Such obligations could reduce significantly the returns to the Unitholders.

Conflicts of Interest. Conflicts of interest may exist from time to time between the Adviser and certain of its affiliates involved with us. See “Item 7. Certain Relationships and Related Transactions, and Director Independence—Relationship with the Adviser and Potential Conflicts of Interest.”

Inability to Take Advantage of Investment Opportunities with Affiliated Funds or Investors. The 1940 Act limits our ability to engage in transactions with affiliated funds and investors. For example, we are prohibited under the 1940 Act from participating in certain transactions with our affiliates without the prior approval of our Independent Directors and, in some cases, of the SEC. Any person that owns, directly or indirectly, five percent or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of the Independent Directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include co-investments in the same portfolio company, without prior approval of the Independent Directors and, in some cases, of the SEC. Although the Company will be able to benefit from exemptive relief obtained from the SEC by the Adviser and other funds advised by the Adviser to engage in certain “joint” transactions, the relief is limited and subject to certain conditions. We are prohibited from buying or selling any security from or to any person who owns more than 25% of our voting securities or controls us (such as the Adviser) or certain of that person’s affiliates (such as other investment funds managed by the Adviser), or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private equity fund managed by the Adviser or its affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us. In situations where we cannot co-invest with other investment funds managed by the Adviser due to the restrictions contained in the 1940 Act, the investment policies and procedures of the Adviser generally require that such opportunities be offered to us and such other investment funds on an alternating basis. Therefore, there can be no assurance that we will be able to participate in all investment opportunities identified by the Adviser that are suitable for us. See “Item 7.

Certain Relationships and Related Transactions, and Director Independence—Relationship with the Adviser and Potential Conflicts of Interest.”

Effect of BDC and RIC Rules on Investment Strategy. Our having to comply with the various rules necessary to remain qualified as a BDC and a RIC could adversely impact the implementation of our investment strategy and thus reduce returns to investors. For example, the diversification requirements imposed by the RIC rules could, in certain situations, preclude us from making certain investments.

No Registration; Limited Transferability of Units. The Units are being offered without registration under the Securities Act or any other laws of applicable jurisdictions. All dispositions and transfers of the Units shall be made pursuant to an effective registration statement or in accordance with an exemption from registration contained in the Securities Act. Unitholders will not be permitted to transfer their Units unless (i) we and, if required by our lending arrangements, our lenders give consent and (ii) the Transfer is made in accordance with applicable securities laws. Furthermore, the transferability of the Units may be subject to certain restrictions contained in the Subscription Agreement and the LLC Agreement and may be affected by restrictions on resale imposed under U.S. federal, U.S. state or another jurisdiction’s securities laws. A public market does not currently exist for the Units and one is not expected to develop. Withdrawal from an investment in the Units will not generally be permitted. In light of the restrictions imposed on any such transfer and in light of the limitations imposed on a Unitholder’s ability to withdraw all or part of its investment in Units, an investment in the Units should be viewed as illiquid and subject to high risk.

No Assurance of Reorganization. No assurances can be made that the Reorganization will occur and investors should not rely on a future Reorganization as a liquidity option. If a Reorganization does occur, a Reorganization Incentive Fee is expected to be payable by us. Although it is expected that such Reorganization Incentive Fee will be calculated using the methodology set forth in “The Private Offering—Investor Optionality; Potential Reorganization”, the final terms of the Reorganization will be determined at the time of the Reorganization and there is no guarantee that such terms will be favorable to investors.

Tax Risks. Tax consequences to Unitholders from an investment in the Units are complex. Potential Unitholders are strongly urged to review the discussion in “Item 1(c). Description of Business—Certain U.S. Federal Income Tax Consequences.”

Changes in Applicable Law. We must comply with various legal requirements, including requirements imposed by United States and non-U.S. anti-money laundering laws, securities laws, commodities laws, tax laws and pension laws. Should any of those laws change over the life of the Company, the legal requirements to which we and the Adviser may be subject could differ materially from current requirements. In addition, if a Unitholder fails to comply with applicable anti-money laundering laws and similar laws, the Company may mandatorily repurchase such Unitholder’s Units.

Terrorist Action. There is a risk of terrorist attacks on the United States and elsewhere causing significant loss of life and property damage and disruptions in global market. Economic and diplomatic sanctions may be in place or imposed on certain states and military action may be commenced. The impact of such events is unclear, but could have a material effect on general economic conditions and market liquidity.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We were formed on May 23, 2017 as a limited liability company under the laws of the State of Delaware. Following the Initial Closing Date, we will file an election to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated for U.S. federal income tax purposes as a RIC. As such, we will be required to comply with various regulatory requirements, such as the requirement to invest at least 70% of our assets in “qualifying assets,” source of income limitations, asset diversification requirements, and the requirement to distribute annually at least 90% of our taxable income and tax-exempt interest. See “Item 1(c). Description of Business—Regulation as a Business Development Company” and “Item 1(c). Description of Business—Certain U.S. Federal Income Tax Consequences—Regulated Investment Company Classification.”

Units issued on the Initial Closing Date will be issued for the Original Issuance Price. In addition, pursuant to the LLC Agreement, Unitholders will be obligated to make additional capital contributions to us of $99.99 in respect of each Unit. All Units that are issued will be issued prior to the end of the Closing Period.

We are currently in the development stage and have not commenced investment operations. Since inception, there has been no activity. The Adviser has contributed an initial $1,000 capital contribution to us in exchange for 10 Units. To date, our efforts have been limited to organizational activities, the cost of which has been borne by the Adviser and its affiliates. We have agreed to repay the Adviser and its affiliates for organization and offering expenses incurred up to a maximum of an amount equal to 10 basis points of the aggregate Commitments, in connection with the offering of Units through the Closing Period, upon receipt of a formal commitment of external capital. In the event receipt of a formal commitment of external capital does not occur, all organization and offering expenses will be borne by the Adviser or its affiliates. As there has been no formal commitment of external capital to date, no such costs have been recorded by us.

Revenues

We plan to generate revenues in the form of interest income and capital appreciation by providing private capital to middle market companies operating in a broad range of industries primarily in the United States. The historical investment philosophy, strategy and approach of the Direct Lending Team has not involved the use of payment-in-kind (“PIK”) interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity, or similar arrangements. Although we do not currently expect the Direct Lending Team to originate investments for us with PIK interest features, from time to time we may make investments that contain such features. We may have investments with PIK interest features in limited circumstances involving debt restructurings or work-outs of current investments. Our highly negotiated private investments may include senior secured loans, unsecured senior loans, subordinated and mezzanine loans, convertible securities, notes and other non-convertible debt securities, equity securities, and equity-linked securities such as options and warrants. However, our investment bias will be towards adjustable-rate, senior secured loans. We do not anticipate a secondary market developing for our private investments.

We will be primarily focused on investing in senior secured debt obligations, although there may be occasions where the investment may be unsecured. We will also consider an equity investment as the primary security, in combination with a debt obligation, or as a part of total return strategy. Our investments will mostly be in corporations, partnerships or other business entities. Additionally, in certain circumstances, we may co-invest with other investors and/or strategic partners indirectly in a company through an Investment Vehicle. While we will invest primarily in U.S. companies, there may be certain instances where we will invest in companies domiciled elsewhere.

Expenses

We do not currently have any employees and do not expect to have any employees. Services necessary for our business will be provided through the Administration Agreement and the Advisory Agreement.

We, and indirectly our Unitholders, will bear all costs, expenses and liabilities in connection with our operations, administration and transactions, including, without limitation: (a) organizational expenses and expenses associated with the issuance of the Units; (b) expenses of calculating our net asset value (including the cost and expenses of any independent valuation firm); (c) fees payable to third parties, including agents, consultants, attorneys or other advisors, relating to, or associated with, evaluating and making investments; (d) expenses incurred by the Adviser or the Administrator payable to third parties, including agents, consultants, attorneys or other advisors, relating to or associated with monitoring our financial and legal affairs, providing administrative services, monitoring or administering our investments and performing due diligence reviews of prospective investments and the corresponding portfolio companies; (e) costs associated with our reporting and compliance obligations under the 1940 Act, the 1934 Act and other applicable federal or state securities laws; (f) fees and expenses incurred in connection with debt incurred to finance our investments or operations, and payment of interest and repayment of principal on such debt; (g) expenses related to sales and purchases of Units and other securities; (h) Management Fees and Incentive Fees; (i) administration fees, if any, payable under the Administration Agreement; (j) transfer agent, sub-administration and custodial fees; (k) expenses relating to the issue, repurchase and transfer of Units to the extent not borne by the relevant transferring Unitholders and/or assignees; (l) federal and state registration fees; (m) federal, state and local taxes or other governmental charges assessed against us; (n) independent directors’ fees and expenses and the costs associated with convening a meeting of our board of directors or any committee thereof; (o) fees and expenses and the costs associated with convening a meeting of the Unitholders or holders of any Preferred Units, as well as the compensation of an investor relations professional responsible for the coordination and administration of the foregoing; (p) costs of any reports, proxy statements or other notices to Unitholders, including printing and mailing costs; (q) costs and expenses related to the preparation of our financial statements and tax returns; (r) our allocable portion of the fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; (s) direct costs and expenses of administration, including printing, mailing, long distance telephone, and copying; (t) independent auditors and outside legal costs, including legal costs associated with any requests for exemptive relief, “no-action” positions or other guidance sought from a regulator, pertaining to us; (u) compensation of other personnel (including employees and secretarial and other staff of the Administrator) to the extent they are devoted to preparing our financial statements or tax returns or providing similar “back office” financial services to us; (v) Adviser costs and expenses (excluding travel) in connection with identifying and investigating investment opportunities for us, monitoring our investments and disposing of any such investments; (w) hedging and portfolio risk management costs; (x) commissions or brokerage fees or similar charges incurred in connection with the purchase or sale of securities (including merger fees); (y) costs and expenses attributable to normal and extraordinary investment banking, commercial banking, accounting, auditing, appraisal, valuation, administrative agent activities, custodial and registration services provided to us, including in each case services with respect to the proposed purchase or sale of securities by us that are not reimbursed by the issuer of such securities or others (whether or not such purchase or sale is consummated); (z) costs of amending, restating or modifying the LLC Agreement or Advisory Agreement or related documents of us or related entities; (aa) fees, costs, and expenses incurred in connection with any restructuring, initial public offering or reorganization of the Company or related entities, the termination, liquidation or dissolution of the Company or related entities, or the required redemption of all or substantially all outstanding Units (including the fees and expenses associated with any such transaction), except that all fees, costs and expenses incurred in connection with any Reorganization (as described under “The Private Offering—Investor Optionality; Potential Reorganization”) will be borne appropriately by the Company, the Extension Fund, the Public Fund and the Liquidating Company, as the case may be (and indirectly by the holders of interests in such company); (bb) fees that may apply in connection with the listing of the Units or securities of a successor on a national securities exchange; and (cc) all other properly and reasonably chargeable expenses incurred by the Company or the Administrator in connection with administering our business.

However, we will not bear (a) more than an amount equal to 10 basis points of our aggregate Commitments for organizational expenses and offering expenses in connection with the offering of Units through the Closing Period (see “The Private Offering—Closing Period”) and (b) more than an amount equal to 12.5 basis points of our aggregate Commitments for Company Expenses, including amounts paid to the Administrator under the Administration Agreement and reimbursement of expenses to the Adviser. All expenses that we will not bear will be borne by the Adviser or its affiliates. Notwithstanding the foregoing, the cap on Company Expenses does not apply to payments of the Management Fee, Incentive Fee, organizational and offering expenses (which are subject to the separate cap), amounts payable in connection with our borrowings (including interest, bank fees, legal fees and other transactional expenses related to any borrowing or borrowing facility and similar costs), transfer agent fees, expenses of calculating our net asset value (including the cost and expenses of any independent valuation firm engaged for that purpose and the costs and expenses of the valuation of our portfolio investments performed by our independent auditors in order to comply with applicable Public Company Accounting Oversight Board standards), costs and expenses attributable to normal and extraordinary audit, tax, valuation and custodial and administrative services, costs and expenses incurred in connection with arranging or structuring investments and their ongoing operations (including expenses and liabilities related to the formation and ongoing operations of any special purpose entity or entities in connection with an investment), costs and expenses relating to the implementation of Investor Optionality (as discussed below under “The Private Offering—Investor Optionality; Potential Reorganization”) or our liquidation, taxes, or extraordinary expenses (such as litigation expenses and indemnification payments).

We are permitted to enter into a credit facility. In connection with borrowings, our lenders may require us to pledge assets, Commitments and/or the right to draw down on Commitments. In this regard, the Subscription Agreement contractually obligates each of our investors to fund their respective Commitments in order to pay amounts that may become due under any borrowings or other financings or similar obligations.

Financial Condition, Liquidity and Capital Resources

We are currently in the development stage and have not commenced investment operations. The Adviser has contributed an initial $1,000 capital contribution to us in exchange for 10 Units. We have agreed to repay the Adviser and its affiliates for organization and offering expenses incurred up to a maximum amount equal to 10 basis points of the aggregate Commitments, in connection with the offering of Units through the Closing Period, upon receipt of a formal commitment of external capital.

We expect to generate cash from (1) drawing down capital in respect of Units, (2) cash flows from investments and operations and (3) borrowings from banks or other lenders. We will seek to enter into any bank debt, credit facility or other financing arrangements on at least customary market terms; however, we cannot assure you we will be able to do so.

Our primary use of cash will be for (1) investments in portfolio companies and other investments to comply with certain portfolio diversification requirements, (2) the cost of operations (including expenses, the Management Fee, the Incentive Fee, and any indemnification obligations), (3) debt service of any borrowings and (4) cash distributions to the Unitholders.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. We plan to invest primarily in illiquid debt securities of private companies. Most of our investments will not have a readily available market price, and we will value these investments at fair value as determined in good faith by the board of directors in accordance with our valuation policy. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. See “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters—Valuation of Portfolio Securities.”

Item 3. Properties.

We maintain our principal executive office at 200 Clarendon Street, 51st Floor, Boston, Massachusetts 02116. We do not own any real estate. We believe that our present facilities are adequate to meet our current needs. If new or additional space is required, we believe that adequate facilities are available at competitive prices in the same area.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

We have not yet commenced commercial activities and will not do so until the Initial Closing Date. The Adviser has contributed an initial $1,000 capital contribution to us in exchange for 10 Units. We will not raise additional capital prior to the Initial Closing Date, at which point we will raise capital from the issuance of privately offered Units.

Item 5. Directors and Executive Officers.

Our business and affairs will be managed under the direction of our board of directors. The majority of the members of our board of directors will at all times consist of Independent Directors.

Board of Directors

Our board of directors will have ultimate authority over our operations, but will delegate the authority to manage our assets to the Adviser. Pursuant to the LLC Agreement, our board of directors will initially consist of six members.

Our board of directors will be divided into three classes, each serving staggered, three-year terms. However, the initial members of the three classes have initial terms of one, two and three years, respectively. The terms of our Class I directors will expire at the 2018 annual meeting of Unitholders; the terms of our Class II directors will expire at the 2019 annual meeting of Unitholders; and the terms of our Class III directors will expire at the 2020 annual meeting of Unitholders. At each annual meeting of the Unitholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of Unitholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified.

Duties of Officers and Directors

The LLC Agreement provides that our business and affairs will be managed under the direction of our board of directors, which will have the power to appoint our officers. On a regular basis, the board of directors will primarily be responsible for the determination of the net asset value of the Units.

Election of Directors

The LLC Agreement provides that the affirmative vote of the holders of a plurality of the outstanding Units entitled to vote in the election of directors cast at a meeting of Unitholders duly called and at which a quorum is present will be required to elect a director. Pursuant to the LLC Agreement, our board of directors may amend the LLC Agreement to alter the vote required to elect directors; provided, that, to the extent required by the 1940 Act, at any time when there are outstanding Preferred Units, the Preferred Unitholders shall have the right, as a class, to elect (i) two additional directors to the board, but shall not elect or vote for the other directors, and (ii) if and for so long as dividends on the Preferred Units are unpaid in an amount equal to two full years of dividends on the Preferred Units, a majority of the directors.

Number of Directors; Vacancies; Removal

The LLC Agreement provides that the number of directors will be set only by the board of directors. The LLC Agreement provides that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than one or more than twelve unless the LLC Agreement is amended in which case we may have more than twelve directors but never less than one. The LLC Agreement provides any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies, subject to any applicable requirements of the 1940 Act.

The LLC Agreement provides that a director elected by the Unitholders may be removed only for cause, as defined therein, and then only by the affirmative vote of the holders of 66 2/3% of the then outstanding authorized Units entitled to vote.

Committees of the Board of Directors

Pursuant to the LLC Agreement, our board of directors will initially have one committee: an audit committee. The audit committee will operate pursuant to a charter that has been approved by the board of directors. The audit committee will be responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal control over financial reporting, as well as establishing guidelines and making recommendations to our board of directors regarding the valuation of our assets for which market quotations are not readily available. The members of the audit committee include         ,         and         , each of whom is an Independent Director.         serves as the chairman of the audit committee, and has been designated by our board of directors as an “audit committee financial expert” under the rules of the SEC.

Our board of directors also has the authority to form additional committees of the board of directors from time to time to the extent that it determines that it is appropriate to do so.

Directors

Information regarding each person who will be a member of our board of directors is as follows:

Name	Position(s)	Expiration of Term
Independent Directors
David R. Adler	Director

Saverio M. Flemma	Director
R. David Kelly	Director
Andrew W. Tarica	Director

Interested Directors
Richard T. Miller	President
Jess M. Ravich	Director

Executive Officers Who Are Not Directors

Information regarding each person who will be an executive officer of the Company but who will not be a director is as follows:

Name	Position(s)
James Krause	Chief Financial Officer, Treasurer and Secretary
Jeffrey Engelsman	Chief Compliance Officer

Biographical Information

Independent Directors

David R. Adler

Mr. Adler is Executive Vice President at CBRE, Inc., a commercial real estate services firm. Before joining CBRE in March 2014, he spent twenty-four years in investment banking including over fifteen years advising financial services companies, most recently as a Managing Director at Merrill Lynch, Pierce, Fenner & Smith Incorporated (and its predecessor, Banc of America Securities LLC) in the Financial Institutions Investment Banking Group. Prior to that, he was a Managing Director at J.P. Morgan Securities Inc. in the Mergers & Acquisitions Group. He serves on the board of directors of TCW Direct Lending LLC. Mr. Adler received an M.B.A. in Finance from the University of Chicago Graduate School of Business and a B.A. in Economics from the University of Chicago.

Saverio M. Flemma

Saverio M. Flemma is a Senior Banker at Drexel Hamilton, LLC, an investment banking and securities brokerage firm. Mr. Flemma joined Drexel Hamilton in 2016, where he is responsible for advising on mergers and acquisitions and capital raising transactions. Previously, Mr. Flemma founded SF Advisors, a financial advisory firm, where he advised companies on capital structure and financing-related issues and business owners on the sale of their companies. Prior to founding SF Advisors, Mr. Flemma served as a Managing Director in the Investment Banking division of Deutsche Bank Securities. In addition, he has served as a Managing Director in the Investment Banking division of Banc of America Securities. He began his career at Chemical Bank. Mr. Flemma earned a B.A. in Economics from Rollins College.

R. David Kelly

Mr. Kelly is chairman and CEO of Croesus & Company, a real estate investment and advisory firm. He is a member of the Dallas Assembly, past chairman of the Texas Public Finance Authority, and past director of the Texas Handicapped Accessibility Initiative and Dallas Affordable Housing Coalition. Mr. Kelly received a bachelor’s degree from Harvard University and a M.B.A. from the Stanford University Graduate School of Business Administration. Mr. Kelly is a direct appointment of the governor of the State of Texas to the Board of Trustees of the Teacher Retirement System of Texas, has served since 2007 and was reappointed for a second term. He will continue to serve as board chair for a term to expire at the pleasure of the governor.

Andrew W. Tarica

Mr. Tarica began his career at Drexel Burnham in 1983, beginning as a bond trader and eventually managing the corporate bond trading department for five years prior to his departure in 1990. From 1990 to 1992 he ran Kidder Peabody’s high grade bond sales, trading and research business. In 1992, he became the Global head of the High Grade Corporate Bond Department at Donaldson, Lufkin & Jenrette, and continued there until 1999. In 2000, he founded Meadowbrook Capital Management a credit hedge fund and asset management business. Mr. Tarica is currently the CEO of MCM as well as an employee of Concept Capital Markets, an SEC-registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). Mr. Tarica runs all fixed income proprietary trading at CCM. He is a member of the Board of Directors of Metropolitan West Mutual Funds since 2002 and became Chairman in 2009. Mr. Tarica is a graduate of Northeastern University.

Interested Directors

Richard T. Miller, Managing Director, Direct Lending Group

Mr. Miller joined TCW in December 2012 with the acquisition of the Special Situations Funds Group from Regiment Capital Advisors, LP. He is in charge of the firm’s Direct Lending effort. Under Mr. Miller’s leadership, the group has raised over $3.9 billion of capital since its inception. Mr. Miller has over 25 years of experience in the capital markets and previously was ranked on the Institutional Investor “All American High Yield Research Team” for six consecutive years, focusing primarily on the metals and mining sectors. Prior to his involvement in high yield research, he was at Chase Manhattan Bank in the Mergers & Acquisitions Group. He then moved on to become a Managing Director with the High Yield Group. Subsequently, he became the head of High Yield Research at BankBoston Securities, and later, Mr. Miller joined UBS as a Managing Director and head of the Global High Yield Research Group. He serves on the board of directors of TCW Direct Lending LLC. Mr. Miller received his B.S. from Syracuse University and his M.B.A. from the University of Rochester.

Jess M. Ravich, Group Managing Director, Head of Alternative Products at TCW

Mr. Ravich is a TCW Group Managing Director and Head of Alternative Products at TCW. Prior to joining TCW, Mr. Ravich was a Managing Director and Head of the Capital Markets Group at Houlihan Lokey, an international investment bank. Prior to joining Houlihan Lokey, he founded Libra Securities LLC, an investment banking firm serving the middle market, where he served as CEO for 18 years and was also co-founder and former member of the investment committee of Caltius Capital Management, a Los Angeles-based mezzanine and private equity fund manager with over $1 billion in capital under management. Mr. Ravich also brings a wealth of experience from Jefferies & Company and Drexel Burnham Lambert, where he was an executive vice president of the fixed income department and a senior vice president, respectively. He is the chairman of the board of directors for The Cherokee Group, Inc. and ALJ Regional Holdings, Inc., and serves on the board of directors of Spectrum Group and TCW Direct Lending LLC. Mr. Ravich is a graduate of the Wharton School at the University of Pennsylvania, summa cum laude, and Harvard Law School, magna cum laude.

Executive Officers Who Are Not Directors

James Krause will be our Chief Financial Officer, Treasurer and Secretary. Mr. Krause is a Senior Vice President at TCW, and is responsible for financial reporting for TCW, including the production of internal and external financial reports, acquisition accounting and annual valuation/impairment analysis of TCW’s acquired businesses, including MetWest. For TCW joint ventures including the Leveraged Finance and Energy Infrastructure Groups, he has facilitated the accounting with TCW’s joint venture partners of shared revenue and expense components and TCW’s related financial reporting requirements. Prior to TCW, Mr. Krause had been with MetWest as Controller and has numerous years of experience directing the finance and accounting functions through various phases of acquisitions, organic growth, system implementations, mergers and divestitures including at the Archon Group, a wholly owned subsidiary of Goldman Sachs, HQ Global Workplaces and Bristol Hotels and Resorts. Mr. Krause holds a B.S. in Finance from California State University, Northridge and graduated with honors in 1988 and holds a Series 27 license with FINRA.

Jeffrey A. Engelsman will be the Chief Compliance Officer of the Company. Since joining the TCW Group, Inc. in 2014, Mr. Engelsman has served as the Global Chief Compliance Officer of TCW, and the Chief Compliance Officer for TCW’s sponsored registered investment companies (TCW’s Funds). Mr. Engelsman is responsible for ensuring that the TCW affiliated registered investment advisers, registered broker-dealer and the TCW Funds have and implement compliance programs required by the relevant federal and state securities laws. In addition, Mr. Engelsman has oversight responsibility relating to the compliance functions of TCW’s international operations and compliance with local foreign jurisdictional requirements. Prior to his affiliation with TCW, he was a Managing Director of New York Life Investments and the Chief Compliance Officer of the MainStay Funds from 2009 to 2014. Prior to serving as Chief Compliance Officer, Mr. Engelsman served as Director and Associate General Counsel for New York Life Investments and was responsible for the Retail Investment Management group within the Office of General Counsel, with oversight of mutual fund, separately managed account, 529 Plan, transfer agency and broker-dealer related matters. From 1999 to 2005, Mr. Engelsman was Director and Senior Counsel with Deutsche Asset

Management. At Deutsche Asset Management, Mr. Engelsman oversaw many aspects of mutual fund governance, including Board reporting, and regulatory matters, distribution and transfer agency matters. From 1995 to 1999, Mr. Engelsman served as an attorney at Great West Life & Annuity Insurance Company. Mr. Engelsman received his BS in Economics from The Wharton School of the University of Pennsylvania. He received a JD from Boston University, and an LLM in Taxation from the University of Denver School of Law. He is admitted to practice law in Colorado and Missouri. Mr. Engelsman holds series 7, 24, and 63 FINRA licenses.

Our board of directors will adopt a corporate code of ethics that applies to our executive officers. See “Item I(c). Description of Business—Regulation as a Business Development Company—Code of Ethics.”

Item 6. Executive Compensation.

(a) Compensation of Executive Officers

We do not currently have any employees and do not expect to have any employees. Services necessary for our business, including such services provided by our executive officers, will be provided by individuals who are employees of the Adviser, pursuant to the terms of our Advisory Agreement, or through the Administration Agreement. Therefore, our day-to-day investment operations will be managed by the Adviser, and most of the services necessary for the origination and administration of our investment portfolio will be provided by investment professionals employed by the Adviser.

None of our executive officers will receive direct compensation from us. Subject to the cap described in “Item 1(c). Description of Business—Expenses,” under the Administration Agreement, we will reimburse the Administrator for expenses incurred by it on our behalf in performing its obligations under the Administration Agreement. Certain of our executive officers, through their ownership interest in or management positions with the Adviser, may be entitled to a portion of any profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of our Advisory Agreement, less expenses incurred by the Adviser in performing its services under our Advisory Agreement. The Adviser may pay additional salaries, bonuses, and individual performance awards and/or individual performance bonuses to our executive officers in addition to their ownership interest.

(b) Compensation of Independent Directors

Each of our Independent Directors will receive an annual retainer fee of $75,000, payable once per year, if the director attends at least 75% of the meetings held during the previous year. In addition, Independent Directors will receive $2,500 for each board meeting that they participate in. Independent directors will also be reimbursed for all reasonable out-of-pocket expenses incurred in connection with participating in each board meeting.

The Independent Directors will also receive $1,000 for each audit committee meeting that they participate in. With respect to each audit committee meeting not held concurrently with a board meeting, Independent Directors will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with participating in such audit committee meeting. In addition, the chairman of the audit committee will receive an annual retainer of $5,000.

No compensation will be paid to directors who are “interested persons,” as that term is defined in the 1940 Act.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

(a) Transactions with Related Persons; Review, Approval or Ratification of Transaction with Related Persons

Investment Management and Advisory Agreement; Administration Agreement

We will enter into the Advisory Agreement with our Adviser pursuant to which we will pay Management Fees and Incentive Fees to the Adviser, and we will enter into the Administration Agreement with the Administrator pursuant to which we will make payments equal to an amount that reimburses the Administrator for the costs and expenses incurred by the Administrator in performing its obligations and providing personnel and facilities under the Administration Agreement.

The Advisory Agreement and the Administration Agreement will be approved by our board of directors at the initial board meeting. Unless earlier terminated as described below, each of the Advisory Agreement and the Administration Agreement will remain in effect for a period from their effective date to the second anniversary of such effective date and will remain in effect from year to year thereafter if approved annually by (i) the vote of our board of directors, or by the vote of a majority of our outstanding voting securities, and (ii) the vote of a majority of our Independent Directors. The Advisory Agreement will automatically terminate in the event of an assignment by the Adviser, see “Item 1A. Risk Factors—Dependence on Key Personnel and Other Management,” and the Administration Agreement will automatically terminate in the event of an assignment by the Administrator. Notwithstanding the foregoing, each of the Advisory Agreement and the Administration Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, provided, that, such termination will be directed or approved by the vote of a majority of our outstanding voting securities, by the vote of our directors, or by the Adviser or Administrator (as applicable). If the Advisory Agreement is terminated according to this paragraph, we will pay the Adviser a pro-rated portion of the Management Fee and Incentive Fee.

Relationship with the Adviser and Potential Conflicts of Interest

We, the Adviser and our respective direct or indirect members, partners, officers, directors, employees, agents and affiliates may be subject to certain potential conflicts of interest in connection with our activities and investments. For example, the terms of the Adviser’s management and incentive fees may create an incentive for the Adviser to approve and cause us to make more speculative investments than we would otherwise make in the absence of such fee structure.

The Direct Lending Team is separated from those partners and employees of the Adviser and its affiliates involved in the management of the investments of other funds and other accounts (the “Other Employees”) by an ethical wall, and accordingly, the Other Employees may be unable to make certain material information available to the Direct Lending Team. In addition, the Adviser’s other funds and separate accounts may take positions in securities and/or issuers that are in a different part of the capital structure of an issuer or adverse to ours.

The members of the senior management and investment teams and the Investment Committee of the Adviser serve or may serve as officers, directors, principals or investment committee members of entities that operate in the same or a related line of business as we do, or of investment funds managed by the Adviser or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of the Unitholders. For example, Mr. Miller and the other members of the Investment Committee have management responsibilities for other investment funds, accounts or other investment vehicles managed by the Adviser or its affiliates. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, the Adviser concurrently manages accounts that are pursuing an investment strategy similar to our strategy, and we may compete with these and other entities managed by affiliates of the Adviser for capital and investment opportunities. As a result, those individuals at the Adviser may face conflicts in the allocation of investment opportunities between us and other investment funds or accounts advised by principals of, or affiliated with, the Adviser.

The Adviser has obtained exemptive relief from the SEC that, subject to certain conditions and limitations, permits us and other funds advised by the Adviser or certain affiliates of the Adviser (referred to herein as “potential co-investment funds”) to engage in certain co-investment transactions. Under the exemptive relief, in the case where the interest in a particular investment opportunity exceeds the size of the opportunity, then the investment opportunity will be allocated among us and such potential co-investment funds based on capital available for investment, which generally will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the board or other governing body of the relevant fund or imposed by applicable laws, rules, regulations or interpretations. In situations where we cannot co-invest with other investment funds managed by the Adviser or an affiliate of the Adviser due to the restrictions contained in the 1940 Act that are not addressed by the exemptive relief or SEC guidance, the investment policies and procedures of the Adviser generally require that such opportunities be offered to us and such other investment funds on an alternating basis. There can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.

Certain Business Relationships

Certain of our current directors and officers are directors or officers of the Adviser.

Indebtedness of Management

None.

(b) Promoters and Certain Control Persons

The Adviser may be deemed a promoter of the Company. We will enter into the Advisory Agreement with the Adviser. The Adviser, for its services to us, will be entitled to receive Management Fees and Incentive Fees. In addition, under the Advisory Agreement, we expect, to the extent permitted by applicable law and in the discretion of our board of directors, to indemnify the Adviser and certain of its affiliates. See “Item 1(c). Description of Business—Investment Management and Advisory Agreement.”

Item 8. Legal Proceedings.

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us. From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under loans to or other contracts with our portfolio companies. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters.

Market Information

Our outstanding Units will be offered and sold in transactions exempt from registration under the Securities Act under section 4(a)(2) and Regulation D. See “Item 10. Recent Sales of Unregistered Securities” for more information. There is currently no public market for the Units, and we do not expect one to develop.

Because the Units are being acquired by investors in one or more transactions “not involving a public offering,” they are “restricted securities” and may be required to be held indefinitely. Our Units may not be sold, transferred, assigned, pledged or otherwise disposed of unless (i) our consent is granted, and (ii) the Units are registered under applicable securities laws or specifically exempted from registration (in which case the Unitholder may, at our option, be required to provide us with a legal opinion, in form and substance satisfactory to us, that registration is not required). Accordingly, an investor must be willing to bear the economic risk of investment in the Units until we are liquidated. No sale, transfer, assignment, pledge or other disposition, whether voluntary or involuntary, of Units may be made except by registration of the transfer on our books. Each transferee will be required to execute an instrument agreeing to be bound by these restrictions and the other restrictions imposed on the Units and to execute such other instruments or certifications as are reasonably required by us.

Unitholders

Please see “Item 4. Security Ownership of Certain Beneficial Owners and Management” for disclosure regarding the Unitholders.

Valuation of Portfolio Securities

We will determine the net asset value per Unit quarterly. The net asset value per Unit is equal to the value of our total assets minus liabilities and any Preferred Units outstanding divided by the total number of Units outstanding. At present, we do not have any Preferred Units outstanding.

Oversight for determining fair value is the responsibility of our board of directors of the Company. We and the Adviser value the investments at fair value on a quarterly basis and whenever required by our operating agreement and the 1940 Act. Assets that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the valuation committee of our Adviser and reviewed by the audit committee of our board of directors. We have engaged an external, independent valuation firm to assist the board in determining the fair market value of our investments for which market quotations are not readily available. Substantially all of our investments are expected to be in loans that do not have readily ascertainable market prices. In connection with that determination, investment professionals from the Adviser will prepare portfolio company valuations using sources and/or proprietary models depending on the availability of information on our assets and the type of asset being valued, all in accordance with our valuation policy. The participation of the Adviser in our valuation process could result in a conflict of interest, since the Management Fee is based in part on our gross assets.

Because fair valuations, and particularly fair valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based to a large extent on estimates, comparisons and qualitative evaluations of private information, our determinations of fair value may differ materially from the values that would have been determined if a ready market for these securities existed. This could make it more difficult for investors to value accurately our portfolio investments and could lead to undervaluation or overvaluation of our Units. In addition, the valuation of these types of securities may result in substantial write-downs and earnings volatility.

Distributions

Subject to the requirements of Section 852(a) of the Code and the terms of any indebtedness or Preferred Units, following expiration of the Closing Period, distributions of proceeds will be made to the Unitholders pro rata based on the number of Units held by each Unitholder. No distributions will be made during the Closing Period, except for distributions of amounts attributable to Late-Closer Contributions as described in “Item 1(c). Description of Business—The Private Offering—Closing Period.”

Retention of Proceeds

Subject to the requirements of Section 852(a) of Subchapter M of the Code and the terms of any indebtedness or Preferred Units, during the Commitment Period, we may retain, in whole or in part, any proceeds attributable to portfolio investments. Any retained proceeds that represent net investment income will be treated as a deemed distribution by us to the Unitholders and a deemed re-contribution by the Unitholders to us, and the aggregate Undrawn Commitments of all Unitholders will be reduced accordingly. We may use the amounts so retained to make investments, pay our fees and expenses, repay our borrowings, or fund reasonable reserves for our future expenses or other obligations (including obligations to make indemnification advances and payments); provided, however, that, after the expiration of the Commitment Period, no part of such retained amounts will be used to make any investment for which we would not be permitted to draw down Commitments. We will treat any retained proceeds that represent net investment income as a deemed distribution to Unitholders and a deemed re-contribution by the Unitholders, and the aggregate Undrawn Commitments of all Unitholders will be reduced accordingly. For the avoidance of doubt, even if the Undrawn Commitment of the Units becomes zero, we may continue to retain proceeds that represent net investment income as described above for the purpose of paying our operating costs (including expenses, the Management Fee, the Incentive Fee, payments to the Administrator and any indemnification obligations) and debt service of any borrowings we have made.

Recallable Amounts

Subject to the limitations set forth in “Item 11. Description of Registrant’s Securities to be Registered—Delaware Law and Certain Limited Liability Company Agreement Provisions—Capital Call Mechanics,” a Unitholder may be required to re-contribute amounts previously distributed to it with respect to its Units. The amount that a Unitholder may be required to re-contribute to the Company is referred to as that Unitholder’s “Recallable Amount.” A Unitholder’s “Recallable Amount” is equal to (a) such Unitholder’s share of all portfolio investments that are repaid to the Company, or otherwise recouped by the Company, and distributed to the Unitholder, in whole or in part, during or after the Commitment Period, reduced by (b) all re-contributions made by such Unitholder.

Reports to Unitholders

We plan to furnish or make available to our Unitholders an annual report for each fiscal year ending December 31 containing financial statements audited by our independent registered public accounting firm. Additionally, we intend to comply with the periodic reporting requirements of the 1934 Act.

Item 10. Recent Sales of Unregistered Securities.

We have not yet issued any unregistered securities. We have issued and sold 10 Units at an aggregate purchase price of $1,000 to the Adviser. It is expected that all Units will be issued and sold in reliance upon the available exemptions from registration requirements of Section 4(a)(2) of the Securities Act.

Item 11. Description of Registrant’s Securities to be Registered.

Description of our Units

Limited Liability Company Units

Under the terms of the LLC Agreement, we retain the right to issue our Units during the Closing Period, and payment for such Units may be made over time as the board of directors determines. In addition, Unitholders are entitled to one vote for each Unit held on all matters submitted to a vote of Unitholders and do not have cumulative voting rights. Accordingly, subject to the rights of any outstanding Preferred Units, holders of a majority of the Units entitled to vote in any election of directors may elect all of the directors standing for election. Any Units held by the Adviser shall be voted by or on behalf of the Adviser in the same proportion as the Units not held by the Adviser are voted. Unitholders are entitled to receive proportionately any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding Preferred Units. Upon our liquidation, dissolution or winding up, the Unitholders will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and will be subject to the prior rights of any outstanding Preferred Units. Unitholders have no redemption or preemptive rights. The rights, preferences and privileges of Unitholders are subject to the rights of the holders of any series of Preferred Units that we may designate and issue in the future.

Preferred Units

Under the terms of the LLC Agreement, our board of directors is authorized to issue Preferred Units in one or more series without Unitholder approval. Prior to the issuance of Preferred Units of each series, our board of directors is required by the LLC Agreement to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption for each series. The 1940 Act as currently in force limits our flexibility as certain rights and preferences of the Preferred Units require, among other things: (i) immediately after issuance and before any distribution is made with respect to Units, we must meet a coverage ratio of total assets to total senior securities, which include all of our borrowings and Preferred Units, of at least 200%; and (ii) the holders of Preferred Units, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if and for so long as dividends on the Preferred Units are unpaid in an amount equal to two full years of dividends on the Preferred Units.

Transfer and Resale Restrictions

Unitholders may not sell, assign, transfer or otherwise dispose of (a “Transfer”) any Units unless (i) we and, if required by our lending arrangements, our lenders give consent, such consent by us not to be unreasonably withheld, and (ii) the Transfer is made in accordance with applicable securities laws. We will not withhold our consent from any Participating Prior Fund Investor or Participating Other Investor (each as defined below) that seeks to be released from such person’s Commitment under “Item 11. Description of Registrant’s Securities to be Registered—Release from Commitments.” No Transfer will be effectuated except by registration of the Transfer on our books. Each transferee must agree to be bound by these restrictions and all other obligations as a Unitholder. There is currently no market for the Units, and there can be no assurance that a market for the Units will develop in the future.

Delaware Law and Certain Limited Liability Company Agreement Provisions

Organization and Duration

We were formed on May 23, 2017, and will remain in existence until dissolved in accordance with our LLC Agreement or pursuant to Delaware law.

Purpose

Under the LLC Agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Agreement to be Bound by the LLC Agreement; Power of Attorney

By subscribing for the Units, investors will be admitted as a member of the Company and will be deemed to have agreed to be bound by the terms of the LLC Agreement. Pursuant to the LLC Agreement, each Unitholder and each person who acquires Units from a Unitholder grants to certain of our officers (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, the LLC Agreement.

Capital Call Mechanics

From time to time in its discretion, the Adviser may draw down all or any portion of the Undrawn Commitment with respect to each Unit upon at least ten business days’ prior written notice to the Unitholders (except that only five business days’ prior written notice will be required with respect to the initial drawdown). The Undrawn Commitment per Unit will equal $100 reduced by the Original Issuance Price and any amounts that have already been contributed (or deemed contributed) with respect to such Unit; provided, that, (a) the Undrawn Commitment of a Unit will not be reduced for any Earnings Balancing Contributions or Late-Closer Contributions made by a Unitholder, (b) the Undrawn Commitment will be increased for certain distributions attributable to True-Up Contributions (as described in “Item 1(c). Description of Business—The Private Offering—Closing Period”), (c) the Undrawn Commitment will be increased for distributions of any amounts that were contributed in anticipation of a potential portfolio investment that the Company did not consummate within 90 days of the contribution date and (d) the Undrawn Commitment will be increased for any Recallable Amount (as described in “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters—Recallable Amounts”).

Each capital call will be issued in the amount per Unit specified by us, and such amount will be applicable to all Units outstanding as of the date such capital call is due to be contributed to us; provided, that, in connection with the issuance of any new Units, the amount to be contributed as payment for such newly issued Units will be determined in accordance with “Item 1(c). Description of Business—The Private Offering—Closing Period.”

During the Commitment Period, the Adviser may issue capital calls for any permitted Company purpose. After the expiration of the Commitment Period, Unitholders will be released from any further obligation with respect to their Undrawn Commitments, except to the extent necessary to: (i) cover our expenses, liabilities (including the repayment of any indebtedness) and obligations or reserves therefor, including, without limitation, indemnification obligations, Management Fees and Incentive Fees, (ii) complete investments by the Company in transactions that were significantly in process as of the end of the Commitment Period and as to which the Company and the prospective portfolio company have commenced, in good faith, negotiating the terms of the investment and which the Adviser reasonably expects to be consummated prior to the date that is 90 days after the date of the expiration of the Commitment Period, and (iii) effect follow-on investments in existing portfolio companies up to an aggregate maximum of 10% of aggregate Commitments.

In addition to making contributions of its Undrawn Commitments, a Unitholder may be required to re-contribute amounts previously distributed to it with respect to its Units, as described under “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters—Recallable Amounts.” For the avoidance of doubt, if the amount of any deemed contribution or deemed distribution is disregarded, the sum of total contributions and re-contributions, minus any distributions, will not exceed a Unitholder’s Commitment.

Action by Unitholders

Under the LLC Agreement, Unitholder action can be taken only at an annual or special meeting of Unitholders or by written consent in lieu of a meeting by Unitholders representing at least the number of Units required to approve the matter in question. The LLC Agreement provides that with respect to an annual or special meeting of Unitholders, nominations of persons for election to the board of directors and the proposal of business to be considered by Unitholders may be made only pursuant to our notice of the meeting, as determined by our board of directors.

Amendment of the Limited Liability Company Agreement; No Approval by Unitholders

Except as otherwise provided in the LLC Agreement, the terms and provisions of the LLC Agreement may be amended (which term includes any waiver, modification, or deletion of the LLC Agreement) during or after the term of the Company, with the prior written consent of (i) in the case of an amendment not affecting the rights of the Preferred Unitholders, a majority in interest of the Unitholders, (ii) in the case of an amendment not affecting the rights of a Unitholder (including rights or protections with respect to tax consequences of Unitholders), a majority in interest of the Preferred Unitholders, and (iii) in case of an amendment affecting the rights (including rights or protections with respect to tax consequences of Unitholders) of both the Unitholders and the Preferred Unitholders, a majority in interest of the Unitholders and a majority in interest of the Preferred Unitholders. Notwithstanding the immediately preceding sentence, amendments in connection with a Reorganization and certain other limited amendments, as set forth in the LLC Agreement, may be made with the consent of the board of directors and without the need to seek the consent of any Unitholder.

Default Provisions

Pursuant to the LLC Agreement, if a Unitholder fails to make a capital contribution when due, interest will accrue at the Default Rate on the outstanding unpaid balance of such capital contribution. The “Default Rate” with respect to any period will be the lesser of (a) a variable rate equal to the prime rate of interest (as reported in The Wall Street Journal) during such period plus 6% or (b) the highest interest rate for such period permitted by applicable law. The Adviser may waive the requirement to pay interest, in whole or in part.

In addition, if any Unitholder fails to make a capital contribution when due, and has also failed to make such payment on or before the date that is seven business days after the Adviser has given written notice to such Unitholder of such Unitholder’s failure to make such contribution, then the Adviser may, in its discretion, and subject to applicable law, take any actions available under the LLC Agreement or at law or at equity, which may include causing such defaulting Unitholder to forfeit a significant portion of its Units or to transfer its Units to a third party for a price that is less than the net asset value of such Units.

Merger, Sale or Other Disposition of Assets

The board of directors may, without the approval of holders of our outstanding Units, cause us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, or approve on our behalf the sale, exchange or other disposition of all or substantially all of our assets. The board of directors may also cause the sale of all or substantially all of our assets under a foreclosure or other realization without Unitholder approval. Unitholders are not entitled to dissenters’ rights of appraisal under the LLC Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other similar transaction or event.

Term of the Company

Under the terms of the LLC Agreement, our term will expire on the sixth anniversary of the Initial Closing Date; provided, that, it may be extended by our board of directors for two additional one-year periods upon written notice to the members at least 90 days prior to the expiration of the term or the end of the first one-year period, as the case may be, and, thereafter, for additional one-year periods with the consent of Unitholders holding 66 2/3% of our outstanding Units.

The Company shall be dissolved (i) upon the expiration of its term (as such term may be extended pursuant to the preceding paragraph), (ii) upon the determination by our board of directors in its sole discretion to dissolve the Company because it has determined that there is a substantial likelihood that due to a change in the text, application or interpretation of the provisions of the U.S. federal securities laws (including the Securities Act, the 1940 Act and the Advisers Act) or the provisions of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (including the applicable regulations of the U.S. Department of Labor included within 29 C.F.R. section 2510.3-101, as modified by Section 3(42) of ERISA and otherwise from time to time), the Code, or any other applicable statute, regulation, case law, administrative ruling or other similar authority (including changes that result in the Company being taxable as a corporation or association under U.S. federal income tax law), the Company cannot operate effectively in the manner contemplated herein, (iii) if there are no Unitholders, unless the business of the Company is continued in accordance with the LLC Agreement or applicable law, or (iv) upon the entry of a decree of judicial dissolution under applicable law.

Notwithstanding the foregoing, if the Company becomes the Public Fund or the Extension Fund, its term will continue as will be more fully described at the time of the Reorganization.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with U.S. generally accepted accounting principles (“GAAP”). For tax and financial reporting purposes, our fiscal year is a calendar year ending December 31, unless otherwise required by the Code or permitted by law.

Release from Commitments

Section 10.5 of the Second Amended and Restated Limited Liability Company Agreement of TCW Direct Lending LLC (the “Prior Fund”), as it may be further amended and restated from time to time (the “Prior Fund LLC Agreement”), contemplates that the board of directors of the Prior Fund may cause the Prior Fund to offer the holders of limited liability company units of the Prior Fund (“Prior Fund Units”) the option to either (i) retain their ownership of such Prior Fund Units or (ii) to exchange their Prior Fund Units for shares of common stock in a newly formed entity that will elect to be treated as a BDC under the 1940 Act and a RIC under Subchapter M of the Code, and which may, among other things, seek to complete an initial public offering of shares of its common stock. The Prior Fund LLC Agreement refers to such newly formed entity as the “Permanent Capital Fund” (as defined under the Prior Fund LLC Agreement, and herein referred to as the “Fund VI Permanent Capital Fund”) and refers to the transfer of a portion of assets and liabilities of the Prior Fund to the Fund VI Permanent Capital Fund (and the mechanics relating thereto) in order to effectuate such option as the “Spin-Off.”

If the SEC issues an order granting the exemptive relief necessary for the Prior Fund to implement the Spin-Off contemplated in Section 10.5 of the Prior Fund LLC Agreement, then during the period between the Initial Closing Date and the end of the Closing Period (as it may be extended as described in “Item 1(c). Description of Business—The Private Offering—Closing Period” above) (the “Roll-over Period”), (a) any holder of Prior Fund Units that subscribes to purchase Units in the Company (a “Participating Prior Fund Investor”) and that exchanges one or more Prior Fund Units for shares of common stock in the Fund VI Permanent Capital Fund pursuant to Section 10.5 of the Prior Fund LLC Agreement and (b) any other investor in the Company (such investor, a “Participating Other Investor”) that purchases shares of common stock in the Fund VI Permanent Capital Fund may, at the election of such Participating Prior Fund Investor or Participating Other Investor and prior to the expiration of the Roll-over Period, seek to be relieved of all or part of such person’s Commitment to the Company to the extent set forth below by requesting that the Company repurchase one or more of the Units subscribed for by such Participating Prior Fund Investor or Participating Other Investor (such Units, “Roll-over Units”), at an aggregate purchase price equal to (a) the total contributions (including the Original Issuance Price of such Roll-over Units and any deemed contribution of any investment proceeds retained by the Company) plus (b) the total re-contributions made by such Unitholder to the Company in respect of such Roll-over Units, reduced by (c) any distributions that represent return of capital or recouped principal amount of portfolio investments; provided, that, the aggregate Undrawn Commitment attributable to Roll-over Units that may be repurchased by the Company from any Participating Prior Fund Investor or Participating Other Investor pursuant to this paragraph will not exceed (x) in the case of a Participating Prior Fund Investor, the net asset value of the Prior Fund Units exchanged by such Participating Prior Fund Investor for shares of common stock in the Fund VI Permanent Capital Fund pursuant to Section 10.5 of the Prior Fund LLC Agreement, determined as of the date on which such Prior Fund Units were so exchanged or (y) in the case of a Participating Other Investor, the aggregate price at which such Participating Other Investor purchased shares of common stock in the Fund VI Permanent Capital Fund; provided, further, that the aggregate Undrawn Commitment attributable to Roll-over Units that may be repurchased by the Company pursuant to this paragraph will not exceed 20% of the total Commitments of all Unitholders as of the Initial Closing Date, allocated pro rata to each investor based on the number of Roll-over Units that the Company is requested to repurchase from such investor pursuant to this paragraph.

The Company may, in its sole discretion, (i) cancel any Roll-over Units repurchased by the Company pursuant to the preceding paragraph or (ii) sell any Roll-over Units repurchased by the Company pursuant to the preceding paragraph to another eligible investor, on any date during the Roll-over Period (such date, the “Back-fill Date”), at a price equal to the Original Issuance Price of such Roll-over Unit, and such investor will be required to contribute an amount as though such investor were purchasing newly issued Units as a Later-Closing Investor participating in a closing on the Back-fill Date.

Item 12. Indemnification of Directors and Officers.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Under the LLC Agreement, we will fully indemnify any person who was or is involved in any actual or threatened action, suit or proceeding by reason of the fact that such person is or was one of our directors or officers. So long as we are regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, we have obtained liability insurance for our officers and directors.

Under the Advisory Agreement, we may, to the extent permitted by applicable law, in the discretion of our board of directors, indemnify the Adviser and certain of its affiliates, as described under “Item 1(c). Description of Business—General—Investment Management and Advisory Agreement.”

Item 13. Financial Statements and Supplementary Data.

We set forth below a list of our audited financial statements included in this Registration Statement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There are not and have not been any disagreements between us and our accountant on any matter of accounting principles, practices, or financial statement disclosure.

Item 15. Financial Statements and Exhibits.

(a)	List separately all financial statements filed

The financial statements included in this Registration Statement are listed in Item 13 and commence on page F-3.

(b)	Exhibits

Exhibit Index

3.1	Certificate of Formation
3.2	Limited Liability Company Agreement
3.3	Amended and Restated Limited Liability Company Agreement*
10.1	Investment Advisory and Management Agreement, by and between TCW Direct Lending VII LLC and TCW Asset Management Company LLC*
10.2	Administration Agreement, by and between TCW Direct Lending VII LLC and TCW Asset Management Company LLC*

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TCW DIRECT LENDING VII LLC

By:	/s/ Meredith Jackson
Name: Meredith Jackson
Title: Authorized Person

Date: September 1, 2017

TCW Direct Lending VII LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

TCW Direct Lending VII LLC

We have audited the accompanying statement of assets and liabilities of TCW Direct Lending VII LLC (the “Company”) as of August 18, 2017 (inception). This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TCW Direct Lending VII LLC as of August 18, 2017 (inception), in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California
September 1, 2017

TCW DIRECT LENDING VII LLC

Statement of Assets and Liabilities

August 18, 2017 (Inception)

Assets
Cash	$1,000

Total Assets	$1,000

Member’s Capital
Common units (10 units issued and outstanding)	$1,000

Total Member’s Capital	$1,000

The accompanying notes are an integral part of this financial statement.

TCW DIRECT LENDING VII LLC

Notes to Statement of Assets and Liabilities

August 18, 2017 (Inception)

1. Organization and Basis of Presentation

Organization: TCW Direct Lending VII LLC (the “Company”), was formed as a Delaware limited liability company on May 23, 2017. The Company expects to conduct a private offering of its common limited liability company units (the “Units”) to investors in reliance on exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). In addition, the Company may issue preferred units, though it currently has no intention to do so. On August 18, 2017 (“Inception Date”), the Company sold and issued 10 Units at an aggregate purchase price of $1,000 to TCW Asset Management Company (“TAMCO”), an affiliate of the TCW Group, Inc. As of August 18, 2017, no operations have occurred other than the sale of the Units to TAMCO.

The Company intends to elect to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company also intends to elect to be treated for U.S. federal income tax purposes as a Regulated Investment Company (a “RIC”) under Subchapter M of the U.S Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Company will be required to meet the minimum distribution and other requirements for RIC qualification and as a BDC and a RIC, the Company will be required to comply with certain regulatory requirements.

2. Significant Accounting Policies

Basis of Presentation: The Company’s statement of assets and liabilities was prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company is an investment company following accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services—Investment Companies (“ASC Topic 946”).

Use of Estimates: The preparation of the statement of assets and liabilities in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of statement of assets and liabilities. Actual results could differ from those estimates, and such differences could be material.

Organization and Offering Costs: Costs incurred to organize the Company are expensed as incurred. Offering costs will be accumulated and charged directly to Member’s Capital at the end of the period during which Common Units will be offered (the “Closing Period”). The Company will not bear more than an amount equal to 10 basis points of the aggregate capital commitments to the Company through the Common Units (the “Commitments”) of the Company for organization and offering expenses in connection with the offering of the Common Units through the Closing Period. If the initial offering is not successful, the Company’s adviser or its affiliates will incur such costs. As there has been no formal commitment of external capital as of the date of issuance of these financial statements, no such costs have been recorded by the Company.

Cash: Cash is comprised of cash in a bank account.

3. Member’s Capital

As of August 18, 2017, the Company sold and issued 10 Common Units at an aggregate purchase price of $1,000 to TAMCO.

4. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the financial statement. There have been no subsequent events that require recognition or disclosure in this financial statement.

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